2018 Annual Report

 The NAIC Research and Development Laboratory is now operating, with an official public grand opening scheduled for 2019 ecord sales continued in 2018, with $433.9 million in net R sales, an increase of 7.1% compared to 2017. Challenges of this growth, including labor issues and increasing costs of raw materials, resulted in a decrease in net income, to $42.6 million for 2018. However, a record $151.8 million in backlog on December 31st includes price increases enacted throughout the past year adequate to bring future shipments back to historical profit margins. Along with the price increases, improvements to our onboarding and new-hire training processes, and the official opening of the NAIC R&D laboratory this year, we are focused on setting new records in sales volume and profitability. We are dedicated to delivering the same excellence to our stockholders that we have for 30 years.

Company Profile AON is engaged in the engineering, manufacturing,marketing and sale A of air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, condensing units, makeup air units, energy recovery units, geothermal/water-source heat pumps, coils and controls. Since the founding of AAON in 1988, AAON has maintained a commitment to design, develop, manufacture and deliver heating and cooling Product products to perform beyond all expectations and demonstrate the value of AAON Family to our customers.

Product Family

Financial Highlights 2018 2017 2016 2015 2014 Income Data ($000 except per share data) Net Sales 433,947 405,232 383,977 358,632 356,322 Gross Profit 103,533 123,397 118,080 108,681 108,263 Operating Income 55,790 74,103 79,594 71,302 68,006 Interest Income (Expense), Net 196 298 292 161 276 Depreciation and Amortization 17,655 15,007 13,035 11,741 11,553 Pre-Tax Income 55,939 74,492 79,991 71,339 68,246 Net Income 42,572 54,498 53,376 45,728 44,158 Earnings per Share Basic1 0.81 1.04 1.01 0.85 0.81 Diluted1 0.81 1.03 1.00 0.84 0.80 Balance Sheet ($000 except per share data) Working Capital3 92,790 103,662 101,939 80,800 82,227 Current Assets3 140,861 153,727 140,981 124,213 124,940 Net Fixed Assets 163,003 142,375 114,892 101,061 91,922 Accumulated Depreciation 166,880 149,963 137,146 124,348 113,605 Cash and Cash Equivalents 1,994 21,457 24,153 7,908 21,952 Total Assets3 308,197 296,780 256,530 232,854 226,974 Current Liabilities 48,071 50,065 39,042 43,413 42,713 Long-Term Debt - - - - - Stockholders’ Equity 247,499 237,226 205,898 178,918 174,059 Stockholders’ Equity per Diluted Share1 4.70 4.47 3.85 3.28 3.14 Funds Flow Data ($000) Operations 54,856 57,994 63,923 55,355 53,518 Investments (34,635) (31,052) (16,925) (23,194) (6,029) Financing (39,684) (29,638) (30,753) (46,205) (37,622) Net Increase (Decrease) in Cash (19,463) (2,696) 16,245 (14,044) 9,867 Ratio Analysis Gross Profit 23.9% 30.5% 30.8% 30.3% 30.4% Return on Average Equity 17.6% 24.6% 27.7% 25.9% 26.1% Return on Average Assets 14.1% 19.7% 21.8% 19.9% 20.2% Pre-Tax Income on Sales 12.9% 18.4% 20.8% 19.9% 19.2% Net Income of Sales 9.8% 13.4% 13.9% 12.8% 12.4% Total Liabilities to Equity 0.2 0.3 0.2 0.3 0.3 Quick Ratio2 1.3 1.6 2.4 2.1 2.2 Current Ratio 2.9 3.1 3.6 2.9 2.9 Year-End Price Earnings Ratio1 43 35 33 28 28 1 = Reflects 3-for-2 stock split in July 2014 2 = (Cash & cash equivalents + investments + receivables)/current liabilities 7 3 = Reflects retrospective adoption of ASU 2015-17

Norman Asbjornson CEO and Founder Gary Fields President October 29, 2018 at The NASDAQ Stock Market 8

Letter from the CEO and President Dear Fellow Stockholder, In 2018, we celebrated our 30th anniversary as a publicly traded company. We were honored to receive an invitation from NASDAQ to commemorate this occasion by ringing the opening bell for trading on The NASDAQ Stock Market last October. Our Company’s 30-year history includes many accomplishments and countless examples of challenges met and exceeded. We were presented with many challenges during 2018, all while strengthening our position in the marketplace and continuing to position our Company for long-term growth and profitability. Aided by a strong economic environment, along with both an improved product line and strengthened sales personnel, sales in 2018 reached a record level of $433.9 million, which represented a gain of 7.1% compared to $405.2 million in 2017. Gross profit, burdened by both higher labor and raw material costs, declined 16.1% to $103.5 million (23.9% of sales) versus $123.4 million (30.5% of sales). SG&A expenses declined to $47.8 million (11.0% of sales) compared to $49.2 million (12.2% of sales) during 2017. Nonetheless, income from operations decreased 24.7% to $55.8 million (12.9% of sales) compared to $74.1 million (18.3% of sales) during 2017. Net income fell 21.9% to $42.6 million or $0.81 per diluted share from $54.5 million or $1.03 per diluted share in 2017. The Tax Cuts and Jobs Act enacted in December 2017 benefitted the 2017 income tax provision by $4.4 million.    9

STRONG FINANCIAL CONDITION 2007, and during the past five years we have spent a total of $132.6 million on these repurchases. We have also made $64.7 Our financial condition at December 31, 2018 remained million of total dividend payouts to our stockholders during that strong. The current ratio was 2.9:1. Our capital expenditures in same period. We strongly believe that these two expenditures the past year were $37.3 million with approximately 50% of have greatly enhanced stockholder values and returns. Our cash that total devoted to the building of the Norman Asbjornson flow generation and capital position also enabled the Company to Innovation Center (NAIC) research and development laboratory. make total capital expenditures of $142.7 million during the past We estimate capital expenditures in 2019 to be in the vicinity five years. of $40.0 million, the bulk of which will be devoted to plant and machinery, with approximately $3.0 million to complete the NAIC facility, which should be fully operational by the fall of ACQUISITION OF WATTMASTER this year. We expect the total cost of the state-of-the-art NAIC CONTROLS facility to be approximately $34-35 million. We continue to operate free of debt. Total stockholders’ equity was On February 28, 2018, AAON completed the acquisition of $247.5 million, or $4.70 per diluted share, and our return substantially all of the assets of WattMaster Controls, Inc., a on average stockholder's equity was 17.6%. Since the end company based in Parkville, Missouri, for $6.4 million in cash. of 2017 and throughout 2018 we implemented three price WattMaster was a long-time supplier primarily of controls to increases. Aided by these increases, our backlog at AAON. This acquisition facilitated the acceleration of AAON’s December 31, 2018, climbed 86.8% to $151.8 million from internal development of its own line of controls used in AAON $81.2 million for the same period a year ago. products. We are mindful of the reputation we have earned as one of the most technologically innovative producers of the highest quality, most efficient products in the HVAC industry. We BOARD OF DIRECTORS AND remain dedicated to expend the necessary financial and human EXECUTIVE LEADERSHIP CHANGES capital to maintain this reputation. We have once again included a five-year chart that exhibits our net income, The Company continued to have healthy Board and expenditures and free cash flow. It is a record in which we take executive officer refreshment. Caron A. Lawhorn was elected to great pride. AAON’s Board of Directors on January 24, 2019. Ms. Lawhorn is a certified public accountant, and currently serves as Senior We are quite aware of the recent discussions concerning the Vice President and Chief Financial Officer, of ONE Gas, Inc., a appropriateness of corporate stock repurchases. We have standalone one hundred percent regulated publicly traded maintained stock repurchase programs from time to time since natural gas utility. Prior to her current role, she served as Senior Vice President, Commercial, a position she held from AAON Cash Flow ONE Gas's separation from ONEOK in 2014. She served in the ($ mil.) 2018 2017 2016 2015 2014 same position at ONEOK, since 2011. From 2009 until 2011, Net Income 42.5 54.5 53.4 45.7 44.2 Caron was Senior Vice President, Corporate Planning and Depreciation 17.7 15.0 13.0 11.7 11.6 Development of ONEOK and ONEOK Partners, responsible for Total Cash Flow 60.2 69.5 66.4 57.4 55.8 business development, strategic and long-range planning and Capital Expenditures (37.3) (41.7) (26.6) (21.0) (16.1) capital investment. Prior to that, she was Senior Vice President Dividend Payout (16.7) (13.7) (12.7) (11.9) (9.7) of Financial Services and Treasurer of ONEOK. Free Cash Flow 6.2 14.1 27.1 24.5 30.0 Stock Repurchases (27.9) (18.2) (20.1) (37.1) (29.3) 10

Additionally, on October 29, 2018, the Board of Directors GROWING PAINS promoted Stephen Wakefield to Vice President of Engineering and Rony Gadiwalla to Vice President of Information Technology and While this past year witnessed good sales growth, inflation of Chief Information Officer. raw material prices and the lack of experienced labor took a significant toll on our operating margins. During 2018 we Mr. Wakefield has been with the Company since 1999. Prior to incurred raw material price increases of 4.7%, 18.2%, 11.8% this promotion, he most recently served as AAON’s Director of and 6.4% in copper, galvanized steel, stainless steel and Engineering, and prior to that held several engineering roles, aluminum, respectively. In an attempt to offset these costs, including Director of Design and Engineering Operations from 2017 we implemented three price increases, one in late 2017 and to 2018, Senior Manager of Research and Development from 2015 two during the past year. They were admittedly, too little too to 2017, and Design Engineering Manager from 2005 to 2015. late. We manufactured and shipped the lower priced products for all of 2018 and into the beginning of this year. We believe Mr. Gadiwalla has been with the Company since 2004. Prior to inflation is back in the picture. With our aggressive price this promotion, he most recently served as AAON’s Director of increases, we are getting the backlog to return to historic Information Technology since 2014. Prior to that, he held several IT profitability. However, our normal backlog is two times roles, including Manager of Project Management Office from 2012 our monthly sales but due to the economy and the sales to 2014, and Engineering Automation Manager from 2009 to 2012. improvements we have made, we have in excess of four months’ of business. Therefore, the price increases must work their way through the backlog. The profitability returned in the last half of 2018 and we expect that it will continue to do so in 2019. How SALES REPRESENTATIVES fast this occurs will depend upon inflation. Price increases as NETWORK required will continue. We continue to enjoy the strongest group of independent sales representative organizations in our industry and our efforts in During 2018 we incurred raw this area during 2017 contributed to our increased sales during material price increases of 4.7%, 2018. In 2018, we changed four of our sales representative firms in the United States. Three of these changes were the 18.2%, 11.8% and 6.4% in copper, result of mergers and one new representative firm was added. Our current roster of representative firms consists of 63 galvanized steel, stainless steel individual companies, 55 in the United States and 8 in Canada, of which there are 101 individual offices, 90 in and aluminum, respectively. In an the United States and 11 in Canada. Our independent sales attempt to offset these costs, we representatives are key contributors to AAON’s success and were responsible for more than 90% of our sales during 2018. implemented three price increases, one in late 2017 and two during the past year… With our aggressive price increases, we are getting the backlog to return to historic profitability. 11

RECOGNITIONS, AWARDS AND In June, our air-cooled chiller products were Air-Conditioning, PRODUCT IMPROVEMENTS Heating and Refrigeration Institute (AHRI) Performance Certified, in accordance with AHRI Standard 550/590. This includes the LF, AAON was recognized for excellence in product design in the LN and LZ Series chillers and packaged outdoor mechanical rooms. 15th annual Dealer Design Awards Program sponsored by The This opens up our chiller product line to additional markets, Air Conditioning Heating & Refrigeration News magazine. locations, and government projects with strict energy code An independent panel of contractors acted as judges in the specifications that require AHRI certification for chilled water contest, which had 98 entries. AAON’s RN Series rooftop unit was systems. the Bronze Award Winner in the HVAC Commercial Equipment category. The ACHR News is the leading trade magazine in In August, our water-source heat pump products were AHRI the heating, ventilating, air conditioning, and refrigeration Performance Certified. Water-source heat pump performance industries. is rated in accordance with the ANSI/AHRI/ASHRAE/ISO 13256 standard. The Company’s certified product listings are available The Norm Asbjornson Hall on the AHRI’s Directory of Certified Product at Montana State University Performance. AAON products in the AHRI was recognized with a U.S. certification program include AAON RN Green Building Council LEED and RQ Series water-source heat pump Platinum Certification, the rooftop units, M2 Series water-source heat highest certification possible. The pump modular self-contained units, SB facility is home to the university’s Series water-source heat pump vertical self- honors college and Norm Asbjornson contained units, and WH/WV Series small packaged College of Engineering, and officially opened horizontal/vertical water-source heat pump units. in December 2018. Construction of the building was funded largely by a private gift from Norm Asbjornson. The building We have made important changes to our entire larger tonnage features an energy saving geothermal and solar heating and (45-240 tons) RZ product line, which is now available with a cooling system combined with photovoltaic panels along with variable speed compressor. This product deploys the latest AAON water-source heat pumps. It is expected to use roughly technology and is more energy efficient and cost effective than half the energy per square foot as many of the other buildings other units of similar size. on the campus. Our floor-by-floor units used in high-rise buildings have AAON RN Series Rooftop Units are now offered with high- historically been a relatively small contributor to our overall sales. efficiency, uncomplicated, cost-effective two-stage scroll We have increased the manufacturing efficiency of this product compressors, which combine energy savings with simple line and we expect it to make a more significant contribution to control, for a unit with up to 20.5 IEER, part-load efficiency. This our sales in the future. configuration is available with all of the same premium features and options of a standard AAON RN Series unit. Energy efficient Both our new construction and replacement segments features include double wall rigid polyurethane foam injected of our business remained firm during the past year, each panel construction, microchannel aluminum condenser coils, contributing equally to our total sales. The educational segment was factory installed AAONAIRE energy recovery wheels, and direct our largest market segment and continued to exhibit good drive backward curved plenum fans. growth, while both the lodging (hotel, condo, etc.) and commercial (retail, supermarkets, etc.) segments, impacted by the improved economy, also witnessed slight growth. The following chart depicts our sales based on the various business segments in 12 which our products operate.

NORM ASBJORNSON INNOVATION AAON Sales Mix by Business Segment CENTER RESEARCH & DEVELOPMENT LABORATORY In October, we held an open house at the Norm Asbjornson Innovation Center Laboratory (NAIC) for over 500 AAON sales representatives. We displayed all the capabilities of the laboratory and detailed the upcoming sales opportunities that would be available for them to present to customers and potential customers. Since that meeting, we have had multiple representatives and customers tour the facility during their visits to the factory. An official public grand opening of the NAIC laboratory is planned for later in 2019. 50% New Construction and 50% Replacement WATER-SOURCE HEAT PUMP In 2018 this product line witnessed a 115% increase in unit sales to 5,334 from 2,485 in 2017. Sales during that same period grew approximately 50% to $14.7 million from $9.9 million. This technically advanced new product line took two years to develop and we are no longer limited by in-house 45 ton AAON Water-Source Heat Pump Rooftop Unit being production problems. We introduced this product line with sizes moved into the 50 ton Psychrometric Chamber from one-half ton to 5 tons. This year we will be introducing sizes 5 through 12 tons of capacity. OUR EMPLOYEES We believe the water-source heat pump may become the AAON strives to attract and retain a talented workforce using fastest growing segment in AAON’s portfolio of products. competitive base pay, profit sharing and benefits. We also provide equity compensation to a broad base of our employees to align their interests with those of our stockholders. AAON employees are automatically enrolled to receive a robust 401(k) match, in the form of company stock, from their first day of employment. In addition, we distribute 10% of our annual pre-tax earnings equally among nearly all personnel as a more rapid means to reward positive results. It is our belief that motivating our employees to think and behave like owners of the Company helps drive our success and motivates our team members to strive for results, commit to Horizontal and Vertical AAON Water-Source Heat Pumps continual improvement and save for the future while remaining fully-engaged in the long-term success of AAON. 13

2018 presented us with a particularly challenging set of AAON values the diverse perspectives of our team members, employment circumstances. As we worked to expand who not only drive the performance of the Company, but also our manufacturing, the unemployment rate in Tulsa, participate in its success through their exposure to equity Oklahoma, our primary location, declined from 4.1% in December participation. To further engage our team members, we of 2017 to 3.0% in December of 2018. Because of this tight labor actively seek qualified candidates from within the organization for market, we encountered significant difficulty recruiting and promotion and endeavor to ensure that everyone has an equal retaining the talent required to perform at our desired level of opportunity with AAON. To that end, our talent development output. As a result of these challenges, we have focused on efforts train team members for advancement opportunities increasing our entry-level compensation while simultaneously through a variety of workforce development initiatives as well improving our on-boarding and training practices for new as our long-standing tuition reimbursement program. We are personnel. These efforts are beginning to yield more stability in our fortunate to have a large number of talented, engaged and recently-hired personnel population and will be closely monitored committed team members. We make every effort to foster an to ensure these initiatives continue to provide positive impacts on environment where the next generation of AAON leaders are both employee retention and productivity measures. identified and developed in a manner that maximizes their ability to contribute to the sustained growth of AAON well into the future. As a result of these challenges, we have focused on increasing our entry-level compensation while simultaneously improving our on-boarding and training practices for new personnel. These efforts are beginning to yield more stability in our recently-hired personnel population and will remain closely monitored to ensure these initiatives continue to provide positive impacts on both employee retention and productivity measures. 14

OUTLOOK This past year marked our 30th anniversary in business. We also With a record backlog and a strong incoming order rate, we witnessed our total sales reach an all-time record. Operating believe we are on the threshold of sustainable revenue and margins were restricted by increased inflation affecting both earnings growth. We cannot achieve these goals without the raw material and labor costs. Beginning in late 2017 and for all combined support and cooperation of our customers, sales of 2018, we operated behind the pricing curve due to a backlog representatives and stockholders and with the total in excess of four months’ of shipments rather than the normal commitment of our employees, all of whose names appear at the two months’ of shipments. In 2018 we began to implement an end of this report. aggressive pricing posture which we believe will beneficially impact our bottom line for the remainder of 2019 and into 2020. We are honored to have you with us as we continue to meet our challenges and pursue sales and earnings growth. The tight labor market made the recruitment and retention of experienced labor quite difficult. Beginning earlier this year, we March 18, 2019 initiated new practices that should improve and remedy our hiring and retention efforts. Norman H. Asbjornson Chief Executive Officer and Founder Gary D. Fields President October 29, 2018 - AAON Rings the Opening Bell at The NASDAQ Stock Market

A Time of Success 1988 - 2008 1988 1992 1996 August Spring DECEMBER AAON, an Oklahoma AAON Coil Products purchased, Purchased 40 acres with 457,000 corporation, was founded. renovated and moved into a 110,000 square foot plant and 22,000 square square foot plant in Longview, Texas. September foot office space located across from SEPTEMBER Tulsa facility. Purchase of John Zink Air Conditioning Division. One-for-four reverse stock split. Retired $1,927,000 of subordinated debt. 1997 1989 APRIL AAON received U.S. patent for Spring 1993 Blower Housing assembly. AAON purchased, renovated and moved into a 184,000 NOVEMBER square foot plant in Tulsa, Oklahoma. Listed on the NASDAQ National Market System. Introduced a new product line of 1998 rooftop heating and air conditioning units 2-140 tons. October Summer U.S. patent granted to AAON for air 1994 conditioner with energy recovery Became a publicly traded company heat wheel. with the reverse acquisition of January Diamond Head Resources (now Introduced a desiccant heat November “AAON, Inc.), a Nevada corporation. recovery wheel option available on AAON yearly shipments exceed all AAON rooftop units. $100 million. Received U.S. patent for Dimple March Heat Exchanger Tube. 1990 Purchased property with 26,000 square foot building adjacent December to AAON Coil Products plant in Longview, Texas. Listed on NASDAQ Small Cap - 1999 Symbol “AAON”. Issued a 10% Stock Dividend SPRING Completed Tulsa, Oklahoma and Longview, Texas plant additions 1995 yielding a total exceeding one 1991 million square feet. December SEPTEMBER Formed AAON Coil Products, a Texas Completed expansion of Corporation, as a subsidiary to the Tulsa facility to 332,000 AAON, Inc. (Nevada) and purchased square feet. coil making assets of Coil Plus.

2000 2003 Fall 2006 Our manufacturers representative MAY APRIL business grew to more than 100 AAON introduced factory engineered offices, contributing approximately Purchased the assets of Air Wise, of and assembled packaged mechanical 60% of total sales. Mississauga, Ontario, Canada. room, which includes a boiler and all JULY piping and pumping accessories. Started production of polyurethane JUNE foam-filled double-wall 2001 construction panels for rooftop Initiation of a semi-annual cash and chiller products using newly dividend for AAON shareholders. July purchased manufacturing equipment. AAON added as a member of the Russell 2000® Index OCTOBER 2007 FALL AAON listed in Forbes’ Expanded rooftop product line to 200 Best Small Companies. March 230 tons. Modular Air Handler products Introduced evaporative-cooled extended to 50,000 cfm. condensing energy savings feature AUGUST SEPTEMBER 2004 3-for-2 stock split. 3-for-2 stock split APRIL OCTOBER OCTOBER AAON Listed in Forbes’ 200 Best AAON received U.S. Patent for Small Companies. AAON listed in Forbes’ 200 Best the De-Superheater for Small Companies Evaporative-Cooled Conditioning DECEMBER SEPTEMBER AAON rings closing bell at NASDAQ. 2002 AAON received U.S. Patent for DPAC. NOVEMBER JUNE 2008 Introduction of light commercial/ 3-for-2 stock split residential product lines. OCTOBER FALL AAON rings opening bell at NASDAQ. Industry introduction of the modular AAON voted “Most Valuable air handler and chiller products. 2005 Product” and “Product of the Year” OCTOBER by Consulting-Specifying Engineer AUGUST Magazine. AAON listed in Forbes’ AAON listed in Forbes’ 200 Best Magazine’s “Hot Shots 200 AAON received U.S. Patent for Small Companies. Up & Comers.” Plenum Fan Banding. AAON listed in Forbes’ 200 Best Small Companies.

A Time of Success 2009 - 2018 2009 2010 2012 SUMMER JULY SPRING AAON increased dividend payment AAON RQ Series win ACHR News Industry introduction of light by 13%. Dealer Design award. commercial geothermal heat pump AAON named to the Fortune 40 : self-contained unit product line. Best Stocks to Retire On. OCTOBER JULY National Society of Professional AAON RN Series rooftop unit AAON SB Series Self-Contained Engineers Award AAON 2009 named 2010 Product of the Year Unit Wins ACHR News Dealer Product of the Year. - Silver by Consulting-Specifying Design Award - Gold Engineer Magazine. FALL AAON LC Series Chiller product SEPTEMBER AAON added to Standard & Poor’s named 2010 Product of the Year - Consulting-Specifying Engineer Small Cap 600 Index. Bronze by Consulting-Specifying magazine awarded RN Series Engineer Magazine. National Society of Professional E-Cabinet Product of the Year - Engineers Award AAON 2009 AAON Listed in Forbes’ 200 Best Bronze. Product of the Year - D-PAC Small Companies DECEMBER AAON listed in Forbes’ 200 Best AAON yearly shipments exceed Small Companies. $300 million. 2011 SUMMER 2013 National Society of Professional Engineers awarded RQ Series High May Efficiency Rooftop Unit - Product Opening of AAON Parts & of the Year. Supply Store. 3-for-2 stock split. AAON increases dividend payment by 25% AAON Geothermal RQ Series wins Silver in ACHR News Dealer Design 3-for-2 stock split Competition. Single Zone VAV rooftop units win Honorable SEPTEMBER Mention in ACHR News Dealer Design Competition. 25th Anniversary AAON rings opening bell OCTOBER at NASDAQ. Consulting-Specifying Engineer AAON Geothermal RQ Series product magazine awarded SB Series named 2011 Product of the Year - Product of the Year - Bronze. Silver by Consulting-Specifying Engineer magazine. DECEMBER AAON named top Tulsa area stock value.

2014 2016 2017 June January April 3-for-2 stock split AAON received U.S. Patent for the First WV Series small packaged Low Leakage Dampers vertical water-source heat pump july comes off the production line. February AAON LN Series Chiller wins ACHR AAON Breaks Ground on New New Dealer Design Award - Bronze July "Norman Asbjornson Innovation AAON products received Dealer Center" Research and Development Design Awards from ACHR News. september Laboratory AAON donates $3 Million to A september Gathering Place for Tulsa. July AAON V3 Series, Touchscreen AAON LZ Series Packaged Outdoor Controller, and WH Series voted Mechanical Room wins ACHR News Products of the Year by Dealer Design Award- Gold Consulting-Specifying Engineer 2015 september magazine. Consulting-Specifying Engineer May magazine awarded LZ Series Outdoor AAON increases dividend payment Mechanical Room Product of the by 20% Year - Gold, Chiller category. 2018 June Consulting-Specifying Engineer magazine awarded RN Series MARCH AAON receives Gold Dealer Horizontal Configuration Rooftop Unit Design Award in the Ventilation Product of the Year - Gold, HVAC/R WattMaster Controls, Inc. category. category. Acquisition september October May First WH Series small packaged AAON increase dividend payment AAON Low Leakage Dampers horizontal water-source heat pump by 23% voted “Product of the Year” comes off the production line. by Consulting-Specifying July Engineer magazine. November RN Series with Two-Stage AAON increases dividend payment Compressors wins ACHR News Dealer by 18% Design Award - Bronze AUGUST AAON Water-Source Heat Pumps AHRI Performance Certified September 30th Anniversary October AAON rings opening bell at NASDAQ

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT [X] OF 1934 For the fiscal year ended December 31, 2018 or [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________________ to _____________________________ Commission file number: 0-18953 AAON, INC. (Exact name of registrant as specified in its charter) Nevada 87-0448736 (State or other jurisdiction (IRS Employer of incorporation or organization) Identification No.) 2425 South Yukon, Tulsa, Oklahoma 74107 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (918) 583-2266 Securities registered pursuant to Section 12(b) of the Act: None Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.004 (Title of Class) Rights to Purchase Series A Preferred Stock (Title of Class) Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] Yes [X] No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. [ ] Yes [X] No Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X] Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ] Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act.) [ ] Yes [X] No The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of registrant’s common stock on the last business day of registrant’s most recently completed second quarter June 30, 2018 was $1,360.8 million. As of February 25, 2019, registrant had outstanding a total of 51,976,455 shares of its $.004 par value Common Stock. DOCUMENTS INCORPORATED BY REFERENCE Portions of registrant’s definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held May 14, 2019, are incorporated into Part III.

TABLE OF CONTENTS Page Item Number and Caption Number PART I 1. Business. 1 1A. Risk Factors. 6 1B. Unresolved Staff Comments. 10 2. Properties. 10 3. Legal Proceedings. 9 4. Mine Safety Disclosure. 11 PART II 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. 11 6. Selected Financial Data. 12 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. 13 7A. Quantitative and Qualitative Disclosures About Market Risk. 22 8. Financial Statements and Supplementary Data. 23 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. 47 9A. Controls and Procedures. 47 9B. Other Information. 50 PART III 10. Directors, Executive Officers and Corporate Governance. 50 11. Executive Compensation. 50 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. 50 13. Certain Relationships and Related Transactions, and Director Independence. 50 14. Principal Accountant Fees and Services. 50 PART IV 15. Exhibits and Financial Statement Schedules. 51

Forward-Looking Statements This Annual Report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “should”, “will”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause results to differ materially from those in the forward-looking statements include (1) the timing and extent of changes in raw material and component prices, (2) the effects of fluctuations in the commercial/industrial new construction market, (3) the timing and extent of changes in interest rates, as well as other competitive factors during the year, and (4) general economic, market or business conditions. PART I Item 1. Business. General Development and Description of Business AAON, Inc., a Nevada corporation, (“AAON Nevada”) was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation, and AAON Coil Products, Inc., a Texas corporation. Unless the context otherwise requires, references in this Annual Report to “AAON”, the “Company”, “we”, “us”, “our”, or “ours” refer to AAON Nevada and our subsidiaries. We are engaged in the engineering, manufacturing, marketing and sale of air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps and coils. Products and Markets Our products serve the commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market. Foreign sales accounted for approximately $14.7 million, $14.6 million, and $14.7 million of our sales in 2018, 2017, and 2016, respectively. As a percent of sales, foreign sales accounted for approximately 3% to 4% of our net sales in each of those years. Our rooftop and condensing unit markets primarily consist of units installed on commercial or industrial structures of generally less than ten stories in height. Our air handling units, self-contained units, geothermal/water-source heat pumps, chillers, packaged outdoor mechanical rooms and coils are suitable for all sizes of commercial and industrial buildings. The size of these markets is determined primarily by the number of commercial and industrial building completions. The replacement market consists of products installed to replace existing units/components that are worn or damaged. Currently, over half of the industry’s market consists of replacement units. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of six to 18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, we emphasize the replacement market. Based on our 2018 sales of $433.9 million, we estimate that we have approximately a 11% share of the greater than five ton rooftop market and a 2% share of the less than five ton market. During 2018, approximately 50% of our sales were generated from the renovation and replacement markets and 50% from new construction. The percentage of sales for new construction vs. replacement to particular customers is related to the customer’s stage of development. 1

We purchase certain components, fabricate sheet metal and tubing and then assemble and test the finished products. Our primary finished products consist of a single unit system containing heating and cooling in a self-contained cabinet, referred to in the industry as “unitary products”. Our other finished products are chillers, packaged outdoor mechanical rooms, coils, air handling units, condensing units, makeup air units, energy recovery units, rooftop units and geothermal/ water-source heat pumps. We offer four groups of rooftop units: the RQ Series, consisting of five cooling sizes ranging from two to six tons; the RN Series, offered in 28 cooling sizes ranging from six to 140 tons; the RL Series, which is offered in 21 cooling sizes ranging from 45 to 240 tons; and the RZ Series, which is offered in 11 cooling sizes ranging from 55 to 240 tons. We also offer the SA, SB and M2 Series as indoor packaged, water-cooled or geothermal/water-source heat pump self- contained units with cooling capacities of three to 70 tons. Our small packaged geothermal/water-source heat pump units consist of the WH Series horizontal configuration and WV Series vertical configuration, both from one-half to 30 tons. We manufacture a LF Series air-cooled chiller, a LN Series air-cooled chiller, and a LZ Series chiller and packaged outdoor mechanical room, which are available in both air-cooled condensing and evaporative-condensed configurations, covering a range of four to 540 tons. BL Series boiler outdoor mechanical rooms are also available with 400-6,000 MBH heating capacity. FZ Series fluid cooler outdoor mechanical rooms are also available with a range of 50 to 450 tons. We offer four groups of condensing units: the CB Series, two to five tons; the CF Series, two to 70 tons; the CN Series, 55 to 140 tons; and the CL Series, 45 to 230 tons. Our air handling units consist of the indoor F1, H3 and V3 Series and the modular M2 and M3 Series, as well as air handling unit configurations of the RQ, RN, RL, RZ and SA Series units. Our energy recovery option applicable to our RQ, RN, RL, RZ and SB units, as well as our H3, V3, M2 and M3 Series air handling units, responds to the U.S. Clean Air Act mandate to increase fresh air in commercial structures. Our products are designed to compete on the higher quality end of standardized products. Our air-cooled chillers (LF, LN and LZ Series) are certified with the Air-Conditioning, Heating, and Refrigeration Institute (“AHRI”) in accordance with AHRI Standard 550/590. Our water-source heat pump products, including RN, RQ, M2, SB, WH and WV Series, are AHRI certified in accordance with ANSI/AHRI/ASHRAE/ISO 13256. Performance characteristics of our products range in cooling capacity from one-half to 540 tons and in heating capacity from 7,200 to 9,000,000 BTUs. All of our products meet the Department of Energy’s (“DOE”) minimum efficiency standards, which define the maximum amount of energy to be used in producing a given amount of cooling. Many of our units far exceed these minimum standards and are among the highest efficiency units currently available. A typical commercial building installation requires one ton of air conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air conditioning, which can involve multiple units. We also offer six control options: the Pioneer Silver, Pioneer Gold, Touchscreen Controller, Orion Controller, terminal block for field installed controls, and factory installed customer provided controls. Major Customers One customer, Texas AirSystems, accounted for 10% or more of our sales during 2018, 2017, and 2016. Sources and Availability of Raw Materials The most important materials we purchase are steel, copper and aluminum, which are obtained from domestic suppliers. We also purchase from other domestic manufacturers certain components, including compressors, electric motors and electrical controls used in our products. We attempt to obtain the lowest possible cost in our purchases of raw materials and components, consistent with meeting specified quality standards. We are not dependent upon any one source for raw materials or the major components of our manufactured products. By having multiple suppliers, we believe that we will have adequate sources of supplies to meet our manufacturing requirements for the foreseeable future. 2

We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. We have not been significantly impacted by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) that contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict minerals”, originating from the Democratic Republic of Congo and adjoining countries. Representatives We employ a sales staff of 41 individuals and utilize approximately 63 independent manufacturer representatives’ organizations (“Representatives”) having 101 offices to market our products in the United States and Canada. We also have one international sales organization, which utilizes 19 distributors in other countries. Sales are made directly to the contractor or end user, with shipments being made from our Tulsa, Oklahoma, and Longview, Texas, plants and our Parkville, Missouri, facility to the job site. Our products and sales strategy focuses on niche markets. The targeted markets for our equipment are customers seeking products of better quality than offered, and/or options not offered, by standardized manufacturers. To support and service our customers and the ultimate consumer, we provide parts availability through our sales offices. We also have factory service organizations at each of our plants. Additionally, a number of the Representatives we utilize have their own service organizations, which, in connection with us, provide the necessary warranty work and/or normal service to customers. Warranties Our product warranty policy is: the earlier of one year from the date of first use or 18 months from date of shipment for parts only; an additional four years for compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of manufacture. The Company also sells extended warranties on parts for various lengths of time ranging from six months to ten years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period. Research and Development Our products are engineered for performance, flexibility and serviceability. This has become a critical factor in competing in the heating, ventilation and air conditioning (“H VAC”) equipment industry. We must continually develop new and improved products in order to compete effectively and to meet evolving regulatory standards in all of our major product lines. All of our Research and Development (“R&D”) activities are self-sponsored, rather than customer-sponsored. R&D activities have involved the RQ, RN, RL and RZ (rooftop units), F1, H3, SA, V3, M2 and M3 (air handling units), LF, LN and LZ (chillers), CB, CF, CN and CL (condensing units), SA and SB (self-contained units), WH and WV (water- source heat pumps), FZ (fluid coolers) and BL (boilers), as well as component evaluation and refinement, development of control systems and new product development. We incurred R&D expenses of approximately $13.5 million, $13.0 million, and $12 million in 2018, 2017, and 2016, respectively. Our Norm Asbjornson Innovation Center ("NAIC") research and development laboratory facility that open in 2019, includes many unique capabilities that exist nowhere else in the world. A few features of the lab include supply, return, and outside sound testing at actual load conditions, testing up to a 300 ton air conditioning system, testing of up to a 540 ton chiller system, and 80 million Btu/h of gas heating test capacity. Environmental application testing capabilities include -20 to 140°F testing conditions, up to 8 inches per hour rain testing, up to 2 inches per hour snow testing, and up to 50 mph wind testing. We have the largest sound-testing chamber in the world for testing heating and air conditioning equipment, and the only one that can do this testing while putting the equipment under full environmental load. This will 3 enable AAON to lead the industry in the development of quiet, energy efficient commercial and industrial heating and air conditioning equipment. Ten testing chambers within the NAIC allow AAON to meet and maintain AHRI (Air-Conditioning Heating and Refrigeration Institute) and DOE certification, and solidify the company’s industry position as a technological leader in the manufacturing of HVAC equipment. Current voluntary industry certification programs and government regulations only go to 63 tons of air conditioning as that is the largest environmental chamber currently available for testing. The NAIC contain contains both a 100 ton and a 540 ton chamber allowing us to prove to customers our capacity and efficiency on these larger units. The NAIC was designed to test units well beyond the standard AHRI rating points and we offer testing services on AAON equipment throughout its range of application. This is very important on critical facilities where the units must perform properly and there is great risk in waiting to see once installed. These same capabilities will enable AAON to develop new extended range of operation equipment and prove its capabilities. Backlog Our backlog as of February 1, 2019 was approximately $147.0 million compared to approximately $64.9 million as of February 1, 2018. The current backlog consists of orders considered by management to be firm and our goal is to fill orders within approximately 60 to 90 days after an order is deemed to become firm; however, the orders are subject to cancellation by the customers in which case, cancellation charges apply up to the full price of the equipment. Working Capital Practices Working capital practices in the industry center on inventories and accounts receivable. Our management regularly reviews our working capital with a view of maintaining the lowest level consistent with requirements of anticipated levels of operation. Our greatest needs arise during the months of July - November, the peak season for inventory (primarily purchased material) and accounts receivable. Our working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $30 million and had no balance outstanding at December 31, 2018. We believe that we will have sufficient funds available to meet our working capital needs for the foreseeable future. Seasonality Sales of our products are moderately seasonal with the peak period being July - November of each year due to timing of construction projects being directly related to warmer weather. Competition In the standardized market, we compete primarily with Lennox International, Inc., Trane (Ingersoll Rand Limited), York (Johnson Controls Inc.) and Carrier (United Technologies Corporation). All of these competitors are substantially larger and have greater resources than we do. Our products compete on the basis of total value, quality, function, serviceability, efficiency, availability of product, reliability, product line recognition and acceptability of sales outlets. However, in new construction where the contractor is the purchasing decision maker, we are often at a competitive disadvantage because of the emphasis placed on initial cost. In the replacement market and other owner-controlled purchases, we have a better chance of getting business since quality and long-term cost are generally taken into account. Employees As of February 5, 2019, we employed 2,221 direct employees and contract personnel. Our employees are not represented by unions. Management considers its relations with our employees to be good. Patents, Trademarks, Licenses and Concessions We do not consider any patents, trademarks, licenses or concessions to be material to our business operations, other than patents issued regarding our energy recovery wheel option, blower, gas-fired heat exchanger, evaporative-cooled condenser de-superheater and low leakage damper which have terms of 20 years with expiration dates ranging from 2019 to 2033. 4

Environmental Matters Laws concerning the environment that affect or could affect our operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts, and any other federal, state or local laws or regulations governing environmental matters. We believe that we are in compliance with these laws and that future compliance will not materially affect our earnings or competitive position. We also strive to protect the environment, work with suppliers who do the same, and encompass sustainable business practices in our manufacturing operations. AAON is dedicated to leading the company into a bright sustainable future. We have joined Sustainable Tulsa, a local non-profit organization, in creating an AAON Scor3card to implement more sustainable processes throughout all the company locations (Tulsa, Longview and Parkville). We recognize that sustainability is both profitable and economical. Since 2014, we have changed out our lighting to a much more energy efficient system. 80% of our lighting was Metal Halide and 20% was fluorescent. Currently, we are about 80-90% LED, and 10-20% fluorescent. We will be 100% LED by 2020. When you combine the LED upgrade with our advanced lighting control system, AAON saves about $400,000/year on electricity. We have also received a similar amount from power company rebates. These power savings equate to about 5,000,000 kWh saved per year. The LED lighting has also created a better work environment for our employees and requires less maintenance. In addition to this, we have installed more energy efficient HVAC systems, air compressors, and building insulation. At the Tulsa facility currently paper and metal recycling are being conducted. Numerous waste streams have been identified by our internal GoGreen employee committee that could be recycled, reused, or reduced. We are also implementing a program to sort all our metals that has been identified to produce more profits. At the Longview facility currently metal, cardboard, and wood recycling is being conducted. The metal recycling also includes sorting all metals for maximum rebates. At the Parkville, facility recycling efforts are currently being researched and pursued. We recover oil in our sheet metal manufacturing area, which is then recycled. The rags are washed and returned to us be used again, preventing them from entering a landfill. AAON is also committed to designing and manufacturing innovative HVAC products of the highest quality, efficiency, and performance. Our water-source heat pumps products recover otherwise wasted energy and employ it to cool, heat, and provide dehumidification to a building - making it one of the most efficient and environmentally friendly systems. AAON packaged rooftop units with two stage compressors are optimized with high efficiency evaporator and condenser coils, and variable speed fans leading to an AHRI Certified performance up to 19.15 SEER and 20.2 IEER. AAON H3/V3 Series energy recovery wheel air handling units provide energy efficient 100% outside air ventilation, by recovering energy that would otherwise be exhausted from a building. LZ Series packaged outdoor mechanical rooms are engineered to maximize the efficiency of the complete hydronic system - compressors, condenser, and evaporator. Factory installed 98% efficiency boilers with pumping packages available for applications that require hot water. Energy saving waterside economizers are available for chilled water systems that require cooling at low ambient conditions. Available Information Our Internet website address is http://www.aaon.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, will be available free of charge through our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not a part of, or incorporated by reference into, this annual report on Form 10-K. Copies of any materials we file with the SEC can also be obtained free of charge through the SEC’s website at http://www.sec.gov, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-732-0330. 5

Item 1A. Risk Factors. The following risks and uncertainties may affect our performance and results of operations. The discussion below contains “forward-looking statements” as outlined in the Forward-Looking Statements section above. Our ability to mitigate risks may cause our future results to materially differ from what we currently anticipate. Additionally, the ability of our competitors to react to material risks will affect our future results. Our business can be hurt by economic conditions. Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. Sales in the commercial and industrial new construction markets correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates and other macroeconomic factors over which we have no control. In the HVAC business, a decline in economic activity as a result of these cyclical or other factors typically results in a decline in new construction and replacement purchases which could impact our sales volume and profitability. Our results of operations and financial condition could be negatively impacted by the loss of a major customer. From time to time in the past we derived a significant portion of our sales from a limited number of customers, and such concentration may continue in the future. In 2018, 2017, and 2016, one customer, Texas AirSystems, accounted for more than 10% of our sales. The loss of, or significant reduction in sales to, a major customer could have a material adverse effect on our results of operations, financial condition and cash flow. Further, the addition of new major customers in the future could increase our customer concentration risks as described above. We may be adversely affected by problems in the availability, or increases in the prices, of raw materials and components. Problems in the availability, or increases in the prices, of raw materials or components could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties, as well as raw materials such as steel, copper and aluminum. Occasionally, we enter into cancellable and non-cancellable contracts on terms from six to 18 months for raw materials and components at fixed prices. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit. We risk having losses resulting from the use of non-cancellable fixed price contracts. Historically, we have attempted to limit the impact of price fluctuations on commodities by entering into non-cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. These fixed price contracts are not accounted for using hedge accounting since they meet the normal purchases and sales exemption. We may not be able to successfully develop and market new products. Our future success will depend upon our continued investment in research and new product development and our ability to continue to achieve new technological advances in the HVAC industry. Our inability to continue to successfully develop and market new products or our inability to implement technological advances on a pace consistent with that of our competitors could lead to a material adverse effect on our business and results of operations. We may incur material costs as a result of warranty and product liability claims that would negatively affect our profitability. The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance. 6

We may not be able to compete favorably in the highly competitive HVAC business. Competition in our various markets could cause us to reduce our prices or lose market share, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service and price, with the relative importance of these factors varying among our product line. Other factors that affect competition in the HVAC market include the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. Moreover, new product introductions are an important factor in the market categories in which our products compete. Several of our competitors have greater financial and other resources than we have, allowing them to invest in more extensive research and development. We may not be able to compete successfully against current and future competition and current and future competitive pressures faced by us may materially adversely affect our business and results of operations. The loss of Norman H. Asbjornson could impair the growth of our business. Norman H. Asbjornson, our founder, has served as our Chief Executive Officer from inception to date and President from inception to November 2016. He has provided the leadership and vision for our strategy and growth. Although important responsibilities and functions have been delegated to other highly experienced and capable management personnel, and our products are technologically advanced and well positioned for sales well into the future, the death, disability or retirement of Mr. Asbjornson could impair the growth of our business. We do not have an employment agreement with Mr. Asbjornson. The Board of Directors attempts to manage this risk by continually engaging in succession planning concerning Mr. Asbjornson (as well as other key management personnel), as demonstrated by the Board’s appointment of Gary D. Fields as President of AAON in November 2016. Our business is subject to the risks of interruptions by cybersecurity attacks. We depend upon information technology infrastructure, including network, hardware and software systems to conduct our business. Despite our implementation of network and other cybersecurity measures, our information technology system and networks could be disrupted or experience a security breach from computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Our security measures may not be adequate to protect against highly targeted sophisticated cyber-attacks, or other improper disclosures of confidential and/or sensitive information. Additionally, we may have access to confidential or other sensitive information of our customers, which, despite our efforts to protect, may be vulnerable to security breaches, theft, or other improper disclosure. Any cyber- related attack or other improper disclosure of confidential information could have a material adverse effect on our business, as well as other negative consequences, including significant damage to our reputation, litigation, regulatory actions and increased cost. Exposure to environmental liabilities could adversely affect our results of operations. Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment in the United States and in other parts of the world. These laws and regulations could impose liability for remediation costs and result in civil or criminal penalties in case of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance. We are subject to potentially extreme governmental regulations and policies. We always face the possibility of new governmental regulations, policies and trade agreements which could have a substantial or even extreme negative effect on our operations and profitability. Negotiations during the summer of 2013 mitigated some of the negative effects of the Department of Energy Final Rule, Regulatory Identification No. 1904- AC23, published on March 7, 2011. However, certain additional testing and listing requirements are still in place and scheduled to be phased in. 7

Several other intrusive component part governmental regulations are in process. If these proposals become final rules, the effect would be the regulation of compressors and fans in products for which the Department of Energy does not have current authority. This could affect equipment we currently manufacture and could have an impact on our product design, operations and profitability. The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict minerals”, originating from the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. Accordingly, we began our reasonable country of origin inquiries in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including for due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement. Our operations could be negatively impacted by new legislation as well as changes in regulations and trade agreements, including tariffs and taxes. Unfavorable conditions resulting from such changes could have a material adverse effect on our business, financial condition and results of operations. We are subject to adverse changes in tax laws. Our tax expense or benefits could be adversely affected by changes in tax provisions, unfavorable findings in tax examinations or differing interpretations by tax authorities. We are unable to estimate the impact that current and future tax proposals and tax laws could have on our results of operations. We are currently subject to state and local tax examinations for which we do not expect any major assessments. We are subject to international regulations that could adversely affect our business and results of operations. Due to our use of representatives in foreign markets, we are subject to many laws governing international relations, including those that prohibit improper payments to government officials and commercial customers, and restrict where we can do business, what information or products we can supply to certain countries and what information we can provide to a non-U.S. government, including but not limited to the Foreign Corrupt Practices Act, U.K. Bribery Act and the U.S. Export Administration Act. Violations of these laws, which are complex, may result in criminal penalties or sanctions that could have a material adverse effect on our business, financial condition and results of operations. Operations may be affected by natural disasters, especially since most of our operations are performed at a single location. Natural disasters such as tornadoes and ice storms, as well as accidents, acts of terror, infection and other factors beyond our control could adversely affect our operations. Especially, as our facilities are in areas where tornadoes are likely to occur, and the majority of our operations are at our Tulsa facilities, the effects of natural disasters and other events could damage our facilities and equipment and force a temporary halt to manufacturing and other operations, and such events could consequently cause severe damage to our business. We maintain insurance against these sorts of events; however, this is not guaranteed to cover all the losses and damages incurred. If we are unable to hire, develop or retain employees, it could have an adverse effect on our business. We compete to hire new employees and then seek to train them to develop their skills. We may not be able to successfully recruit, develop and retain the personnel we need. Unplanned turnover or failure to hire and retain a diverse, skilled workforce, could increase our operating costs and adversely affect our results of operations. Variability in self-insurance liability estimates could impact our results of operations. 8

We self-insure for employee health insurance and workers’ compensation insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer for claims over $200,000 and $750,000 for employee health insurance claims and workers’compensation insurance claims, respectively. Our aggregate exposure varies from year to year based upon the number of participants in our insurance plans. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Our accruals for insurance reserves reflect these estimates and other management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we self-insure increases, it could cause a material and adverse change to our reserves for self-insurance liabilities, as well as to our earnings. Item 1B. Unresolved Staff Comments. None. Item 2. Properties. As of December 31, 2018, we own all of our Tulsa, Oklahoma, and Longview, Texas, facilities, consisting of approximately 1.76 million square feet of space for office, manufacturing, warehouse, assembly operations and parts sales. We believe that our facilities are well maintained and are in good condition and suitable for the conduct of our business. Our plant and office facilities in Tulsa, Oklahoma, consist of a 342,000 sq. ft. building (327,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located on a 12-acre tract of land at 2425 South Yukon Avenue, and a 940,000 sq. ft. manufacturing/warehouse building and a 70,000 sq. ft. office building located on an approximately 78-acre tract of land across the street from the original facility (2440 South Yukon Avenue) (the “Tulsa facilities”). Our manufacturing area is in heavy industrial type buildings, with some coverage by overhead cranes, containing manufacturing equipment designed for sheet metal fabrication and metal stamping. The manufacturing equipment contained in the facilities consists primarily of automated sheet metal fabrication equipment, supplemented by presses. Assembly lines consist of six cart-type conveyor lines and one roller-type conveyor line with variable line speed adjustment, which are motor driven. Subassembly areas and production line manning are based upon line speed. In 2018, construction continued on a new engineering research and development laboratory at the Tulsa facilities, since named the Norman Asbjornson Innovation Center. The three-story 134,000 square foot stand alone facility will be both an acoustical and a performance measuring laboratory. The new facility will consist of ten test chambers allowing AAON to meet and maintain industry certifications. This facility is located West of the 940,000 sq. ft. manufacturing/warehouse building at 2425 South Yukon Avenue. In 2018, we purchased a 13,500 sq. ft. stand alone building (7,500 sq. ft. warehouse and 6,000 sq. ft. office) which will be utilized as an additional retail parts store to provide our customers more accessibly to our products. The building is on approximately one acre and is located at 9528 E 51st St in Tulsa, Oklahoma. We expect to open the retail parts store in early 2019. Our operations in Longview, Texas, are conducted in a plant/office building at 203-207 Gum Springs Road, containing 263,000 sq. ft. on 35.0 acres. The manufacturing area (approximately 256,000 sq. ft.) is located in three 120-foot wide sheet metal buildings connected by an adjoining structure. The remaining 7,000 square feet are utilized as office space. The facility is built for light industrial manufacturing. Our operations in Parkville, Missouri, are conducted in a leased plant/office at 8500 NW River Park Drive, containing 48,000 sq. ft. We believe that the leased facility is well maintained and in good condition and suitable for the conduct of our business. Item 3. Legal Proceedings. We are not a party to any pending legal proceeding which management believes is likely to result in a material liability and no such action has been threatened against us, or, to the best of our knowledge, is contemplated. 9

Item 4. Mine Safety Disclosure. Not applicable. PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. Our common stock is quoted on the NASDAQ Global Select Market under the symbol “AAON”. The table below summarizes the intraday high and low reported sale prices for our common stock for the past two fiscal years. As of the close of business on February 25, 2019, there were 1,119 holders of record of our common stock. Quarter Ended High Low March 31, 2017 $37.00 $31.95 June 30, 2017 $38.10 $33.95 September 30, 2017 $37.65 $31.65 December 31, 2017 $37.55 $33.35 March 31, 2018 $40.25 $32.50 June 30, 2018 $39.03 $29.05 September 30, 2018 $43.30 $32.84 December 31, 2018 $44.90 $31.55 Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment. Our recent dividends are as follows: Declaration Date Record Date Payment Date Dividend per Share May 24, 2016 June 10, 2016 July 1, 2016 $0.11 November 9, 2016 December 2, 2016 December 23, 2016 $0.13 May 16, 2017 June 9, 2017 July 7, 2017 $0.13 November 7, 2017 November 30, 2017 December 21, 2017 $0.13 May 18, 2018 June 8, 2018 July 6, 2018 $0.16 November 8, 2018 November 29, 2018 December 20, 2018 $0.16 The following is a summary of our share-based compensation plans as of December 31, 2018: EQUITY COMPENSATION PLAN INFORMATION (c) Number of securities (a) remaining available for future Number of securities to be (b) issuance under equity issued upon exercise of Weighted-average exercise compensation plans outstanding options, warrants price of outstanding options, (excluding securities reflected Plan category and rights warrants and rights in column (a)) The 2007 Long- Term Incentive Plan 341,787 $ 16.20 — The 2016 Long- Term Incentive Plan 174,190 $ 33.03 4,289,718 10

Repurchases during the fourth quarter of 2018, which include repurchases from our open market, 401(k) and employee repurchase programs, were as follows: ISSUER PURCHASES OF EQUITY SECURITIES (c) (d) (a) (b) Total Number Maximum Number (or Total Average of Shares (or Approximate Dollar Number Price Units) Purchased Value) of Shares (or of Shares Paid as part of Units) that may yet be (or Units (Per Share Publicly Announced Purchased under the Period Purchased) or Unit) Plans or Programs Plans or Programs October 2018 123,106 $ 33.15 123,106 — November 2018 74,560 41.83 74,560 — December 2018 72,235 34.34 72,235 — Total 269,901 $ 35.51 269,901 — Comparative Stock Performance Graph The following performance graph compares our cumulative total shareholder return, the NASDAQ Composite and a peer group of U.S. industrial manufacturing companies in the air conditioning, ventilation, and heating exchange equipment markets from December 31, 2013 through December 31, 2018. The graph assumes that $100 was invested at the close of trading December 31, 2013, with reinvestment of dividends. Our peer group includes Lennox International, Inc., Ingersoll Rand Limited, Johnson Controls Inc., and United Technologies Corporation. This table is not intended to forecast future performance of our Common Stock. This stock performance Graph is not deemed to be “soliciting material” or otherwise be considered to be “filed” with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (Exchange Act) or to the liabilities of Section 18 of the Exchange Act, and should not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing. 11

Item 6. Selected Financial Data. The following selected financial data should be read in conjunction with our Consolidated Financial Statements and Notes thereto included under Item 8 of this report and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Item 7. Years Ended December 31, Results of Operations: 2018 2017 2016 2015 2014 (in thousands, except per share data) Net sales $ 433,947 $ 405,232 $ 383,977 $ 358,632 $ 356,322 Net income $ 42,572 $ 54,498 $ 53,376 $ 45,728 $ 44,158 Earnings per share: Basic $ 0.81 $ 1.04 $ 1.01 $ 0.85 $ 0.81 Diluted $ 0.81 $ 1.03 $ 1.00 $ 0.84 $ 0.80 Cash dividends declared per common share: $ 0.32 $ 0.26 $ 0.24 $ 0.22 $ 0.18 December 31, Financial Position at End of Fiscal Year: 2018 2017 2016 2015 2014 (in thousands) Working capital $ 92,790 $ 103,662 $ 101,939 $ 80,800 $ 82,227 Total assets 308,197 296,780 256,530 232,854 226,974 Long-term and current debt — — — — — Total stockholders’ equity 247,499 237,226 205,898 178,918 174,059 Use of Non-GAAP Financial Measure To supplement the Company’s consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), an additional non-GAAP financial measure is provided and reconciled in the following table. The Company believes that this non-GAAP financial measure, when considered together with the GAAP financial measures, provides information that is useful to investors in understanding period-over-period operating results. The Company believes that this non-GAAP financial measure enhances the ability of investors to analyze the Company’s business trends and operating performance. EBITDAX EBITDAX (as defined below) is presented herein and reconciled from the GAAP measure of net income because of its wide acceptance by the investment community as a financial indicator of a company’s ability to internally fund operations. The Company defines EBITDAX as net income, plus (1) depreciation, (2) amortization of bond premiums, (3) share- based compensation, (4) interest (income) expense and (5) income tax expense. EBITDAX is not a measure of net income or cash flows as determined by GAAP. The Company’s EBITDAX measure provides additional information which may be used to better understand the Company’s operations. EBITDAX is one of several metrics that the Company uses as a supplemental financial measurement in the evaluation of its business and should not be considered as an alternative to, or more meaningful than, net income, as an indicator of operating performance. Certain items excluded from EBITDAX are significant components in understanding and assessing a company’s financial performance. EBITDAX, as used by the Company, may not be comparable to similarly titled measures reported by other companies. The Company believes that EBITDAX is a widely followed measure of operating performance and is one of many metrics used by the Company’s management team, and by other users of the Company’s consolidated financial statements. The following table provides a reconciliation of net income (GAAP) to EBITDAX (non-GAAP) for the periods indicated: 12

December 31, 2018 2017 2016 2015 2014 (in thousands) Net Income, a GAAP measure $ 42,572 $ 54,498 $ 53,376 $ 45,728 $ 44,158 Depreciation and amortization 17,655 15,007 13,035 11,741 11,553 Amortization of bond premiums 13 47 249 266 688 Share-based compensation 7,374 6,458 4,357 2,891 2,178 Interest income (209) (345) (541) (427) (964) Income tax expense 13,367 19,994 26,615 25,611 24,088 EBITDAX, a non-GAAP measure $ 80,772 $ 95,659 $ 97,091 $ 85,810 $ 81,701 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Overview We engineer, manufacture, market and sell air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps and coils. These products are marketed and sold to retail, manufacturing, educational, lodging, supermarket, medical and other commercial industries. We market our products to all 50 states in the United States and certain provinces in Canada. Our business can be affected by a number of economic factors, including the level of economic activity in the markets in which we operate. The recent uncertainty of the economy has negatively impacted the commercial and industrial new construction markets. A further decline in economic activity could result in a decrease in our sales volume and profitability. Sales in the commercial and industrial new construction markets correlate closely to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates and other macroeconomic factors over which we have no control. We sell our products to property owners and contractors through a network of manufacturers’ representatives and our internal sales force. The demand for our products is influenced by national and regional economic and demographic factors. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of six to 18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, we emphasize the replacement market. The new construction market in 2018 continued to be unpredictable and uneven. Thus, throughout the year, we emphasized promotion of the benefits of AAON equipment to property owners in the replacement market. The principal components of cost of goods sold are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper and aluminum and are obtained from domestic suppliers. We also purchase from domestic manufacturers certain components, including compressors, motors and electrical controls. The price levels of our raw materials fluctuate given that the market continues to be volatile and unpredictable as a result of the uncertainty related to the U.S. economy and global economy. For the year ended December 31, 2018, the prices for copper, galvanized steel, stainless steel and aluminum increased approximately 4.75%, 18.18%, 11.76% and 6.43%, respectively, from 2017. For the year ended December 31, 2017, the prices for copper, galvanized steel and stainless steel increased approximately 6.2%, 15.8%, 4.4% and 2.4%, respectively, from 2016. We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. The following are highlights of our results of operations, cash flows, and financial condition: • We continue to see growth and improvement in our water-source heat pump line that increased revenues by $4.7 million. 13

• Our warranty expense has stabilized and we expect to see continued improvement. • The Company completed the acquisition of Wattmaster Controls, Inc. for $6.4 million. This acquisition was strategic in accelerating the development of our own electronic controllers for air distribution. • The Company struggled to maintain its gross profit due to elevated staffing levels, increasing material prices and changes in personnel. • We spent $37.3 million in capital expenditures in 2018, continuing our work on such projects as our new research and development lab, water-source heat pump production line, as well as other internal development projects. • We increased our cash dividends, paying $16.7 million in 2018 compared to $13.7 million in 2017. Results of Operations Units sold for years ended December 31: 2018 2017 2016 Rooftop Units 15,273 16,003 16,764 Condensing Units 2,007 2,252 1,639 Air Handlers 2,500 2,577 2,114 Outdoor Mechanical Rooms 38 64 65 Water Source Heat Pumps 5,334 2,485 316 Total Units 25,152 23,381 20,898 Year Ended December 31, 2018 vs. Year Ended December 31, 2017 Net Sales Years Ending December 31, 2018 2017 $ Change % Change (in thousands, except unit data) Net sales $ 433,947 $ 405,232 $ 28,715 7.1% Total units 25,152 23,381 1,771 7.6% Most of the increase in revenues is due to our price increase from November 2017. Additionally, our parts sales and water-source heat pumps sales continue to grow with increases of $6.4 million and $4.7 million, respectively. Cost of Sales Years Ending December 31, Percent of Sales 2018 2017 2018 2017 (in thousands) Cost of sales $ 330,414 $ 281,835 76.1% 69.5% Gross Profit $ 103,533 $ 123,397 23.9% 30.5% The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper and aluminum, which are obtained from domestic suppliers. As shown below, our raw material prices increased during the year. Additionally, in January 2018, the Company paid all employees a one-time bonus of $1,000 per employee as a result of the Tax Cuts and Jobs Act (the “Act”) which lowered the federal corporate tax rate from 35% to 21%. This bonus increased cost of sales by $1.9 million, excluding taxes and benefits. The Company maintained a higher level of workforce through the end of 2017 and beginning of 2018 in anticipation of our growing business. The growth in order intake during the beginning of 2018 did not occur as quickly as anticipated. The Company has been working and continues to work on managing its staffing levels to improve our efficiency. 14

Twelve month average raw material cost per pound as of December 31: Years Ending December 31, 2018 2017 % Change Copper $ 3.75 $ 3.58 4.7% Galvanized Steel $ 0.52 $ 0.44 18.2% Stainless Steel $ 1.33 $ 1.19 11.8% Aluminum $ 1.82 $ 1.71 6.4% Selling, General and Administrative Expenses Years Ending December 31, Percent of Sales 2018 2017 2018 2017 (in thousands) Warranty $ 8,807 $ 11,233 2.0% 2.8% Profit Sharing 6,215 8,400 1.4% 2.1% Salaries & Benefits 12,638 11,586 2.9% 2.9% Stock Compensation 4,244 4,288 1.0% 1.1% Advertising 762 1,735 0.2% 0.4% Depreciation 950 720 0.2% 0.2% Insurance 1,235 1,005 0.3% 0.2% Professional Fees 2,441 1,888 0.6% 0.5% Donations 933 724 0.2% 0.2% Bad Debt Expense 174 179 —% —% Other 9,356 7,491 2.2% 1.8% Total SG&A $ 47,755 $ 49,249 11.0% 12.2% The Company experienced a decrease in warranty claims paid of 9% in 2018. Additionally, the Company had a change in estimate in how it calculates its estimated failure rate that is applied to sales to estimate our potential future liability for warranty claims. This change in estimate reduced our accrual, and thus our expense, by $0.9 million. Our profit sharing expenses are also down due to lower earnings. Our advertising expense decreased due to cost savings on our annual sales show. Professional fees have increased related to additional services and work performed for the Wattmaster acquisition. These fees are not expected to be recurring. Our other expenses have increased due to sales concessions granted to our customers. Income Taxes Years Ending December 31, Effective Tax Rate 2018 2017 2018 2017 (in thousands) Income tax provision $ 13,367 $ 19,994 23.9% 26.8% The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The overall effective tax rate decreased from 26.8% to 23.9% due to the reduced corporate rate of 35% to 21%. Additionally, 2017 is lower than normal due to a $4.4 million reduction in expense due to the remeasuring of our deferred taxes at the end of 2017 due to the Act. 15

Year Ended December 31, 2017 vs. Year Ended December 31, 2016 Net Sales Years Ending December 31, 2017 2016 $ Change % Change (in thousands, except unit data) Net sales $ 405,232 $ 383,977 $ 21,255 5.5% Total units 23,381 20,898 2,483 11.9% While we did see an 11.9% increase in the volume of units sold, most of that increase was in water-source heat pumps which have a lower price per unit than our other products. As such, total net sales did not increase by the same percentage as our volume. Cost of Sales Years Ending December 31, Percent of Sales 2017 2016 2017 2016 (in thousands) Cost of sales $ 281,835 $ 265,897 69.5% 69.2% Gross Profit $ 123,397 $ 118,080 30.5% 30.8% The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper and aluminum, which are obtained from domestic suppliers. The Company’s gross profit remained stable due to efforts to improve efficiency and absorb overhead. Twelve month average raw material cost per pound as of December 31: Years Ending December 31, 2017 2016 % Change Copper $ 3.58 $ 3.37 6.2% Galvanized Steel $ 0.44 $ 0.38 15.8% Stainless Steel $ 1.19 $ 1.14 4.4% Aluminum $ 1.71 $ 1.67 2.4% 16

Selling, General and Administrative Expenses Years Ending December 31, Percent of Sales 2017 2016 2017 2016 (in thousands) Warranty $ 11,233 $ 3,601 2.8% 0.9 % Profit Sharing 8,400 8,991 2.1% 2.3 % Salaries & Benefits 11,586 11,363 2.9% 3.0 % Stock Compensation 4,288 2,914 1.1% 0.8 % Advertising 1,735 1,395 0.4% 0.4 % Depreciation 720 796 0.2% 0.2 % Insurance 1,005 1,072 0.2% 0.3 % Professional Fees 1,888 2,032 0.5% 0.5 % Donations 724 370 0.2% 0.1 % Bad Debt Expense 179 (45) —% — % Other 7,491 6,017 1.8% 1.6 % Total SG&A $ 49,249 $ 38,506 12.2% 10.0 % The overall increase in SG&A was primarily due to increased warranty expenses. The Company’s warranty expense increased due to the increase in the failure rate used in calculating our accrual for warranty liability. The failure rate increased due to the approximately $4.5 million or 110% increase in warranty claims in 2017. Factors affecting the increase in warranty claims were: (1) changes in personnel that resulted in a less stringent application of the warranty claim policy, (2) allowing our independent sales representatives to submit a one-time clean- up of old warranty claims not previously submitted to the Company increased claims by approximately $1.0 million, (3) two specific job failures, involving multiple units, increased claims by approximately $1.1 million, and (4) paint department failures which increased claims by approximately $0.8 million. Claims related to the specific job and paint department failures may continue into 2018. Income Taxes Years Ending December 31, Effective Tax Rate 2017 2016 2017 2016 (in thousands) Income tax provision $ 19,994 $ 26,615 26.8% 33.3% The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. As a result of the changes provided under the Act, the Company adjusted its deferred tax assets and liabilities existing at the date of enactment using the newly enacted rates for the periods when they are expected to be realized. This remeasurement resulted in a benefit to income taxes of $4.4 million. Liquidity and Capital Resources Our working capital and capital expenditure requirements are generally met through net cash provided by operations and the occasional use of the revolving bank line of credit based on our current liquidity at the time. Our cash and cash equivalents decreased $19.5 million from December 31, 2017 to December 31, 2018. As of December 31, 2018, we had $2.0 million in cash and cash equivalents. 17

On July 26, 2018 we renewed our $30.0 million line of credit with BOKF, NA dba Bank of Oklahoma (“Bank of Oklahoma”). Under the line of credit, there was one standby letter of credit of $1.3 million as of December 31, 2018. At December 31, 2018 we have $28.7 million of borrowings available under the revolving credit facility. No fees are associated with the unused portion of the committed amount. As of December 31, 2018 and 2017, there were no outstanding balances under the revolving credit facility. Interest on borrowings is payable monthly at LIBOR plus 2.0%. The weighted average interest rate was 4.2% and 3.5% for the years ended December 31, 2018 and 2017, respectively. At December 31, 2018, we were in compliance with all of the covenants under the revolving credit facility. We are obligated to comply with certain financial covenants under the revolving credit facility. These covenants require that we meet certain parameters related to our tangible net worth and total liabilities to tangible net worth ratio. At December 31, 2018, our tangible net worth was $247.5 million, which meets the requirement of being at or above $175.0 million. Our total liabilities to tangible net worth ratio was 0.2 to 1.0 which meets the requirement of not being above 2 to 1. The Board has authorized three stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time, up to a total of 5.7 million shares. The Board must authorize the timing and amount of these purchases. Effective May 24, 2016, the Board authorized up to $25.0 million in open market repurchases and on June 2, 2016, the Company executed a repurchase agreement in accordance with the rules and regulations of the SEC allowing the Company to repurchase an aggregate amount of $25.0 million or a total of approximately 2.0 million shares from the open market. The repurchase agreement expired on April 15, 2017. In May 2018, the Board authorized up to $15.0 million in open market repurchases and on May 18, 2018, the Company executed a repurchase agreement in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market. The agreement expires on March 1, 2019. The Company also has a stock repurchase arrangement by which employee- participants in our 401(k) savings and investment plan are entitled to have shares in AAON, Inc. stock in their accounts sold to the Company. The maximum number of shares to be repurchased is contingent upon the number of shares sold by employee-participants. Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices. Our repurchase activity is as follows: 2018 2017 2016 $ per $ per $ per Program Shares Total $ share Shares Total $ share Shares Total $ share Open market 252,272 $ 8,373,698 $ 33.19 8,676 $ 283,654 $ 32.69 165,598 $ 4,440,658 $ 26.82 401(k) 497,753 18,472,442 37.11 467,580 16,336,084 34.94 540,501 14,875,850 27.52 Directors and employees 33,751 1,096,625 32.49 45,878 1,614,425 35.19 30,072 823,446 27.38 Total 783,776 $ 27,942,765 $ 35.65 522,134 $ 18,234,163 $ 34.92 736,171 $ 20,139,954 $ 27.36 Inception to Date $ per Program Shares Total $ share Open market 4,095,767 $ 69,605,813 $ 16.99 401(k) 7,047,776 100,541,247 14.27 Directors and employees 1,953,261 18,374,658 9.41 Total 13,096,804 $ 188,521,718 $ 14.39 Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment. Our recent dividends are as follows: 18

Declaration Date Record Date Payment Date Dividend per Share May 24, 2016 June 10, 2016 July 1, 2016 $0.11 November 9, 2016 December 2, 2016 December 23, 2016 $0.13 May 16, 2017 June 9, 2017 July 7, 2017 $0.13 November 7, 2017 November 30, 2017 December 21, 2017 $0.13 May 18, 2018 June 8, 2018 July 6, 2018 $0.16 November 8, 2018 November 29, 2018 December 20, 2018 $0.16 Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the projected cash flows generated from our operations, our existing committed revolving credit facility (or comparable financing) and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations in 2019 and the foreseeable future. Statement of Cash Flows The table below reflects a summary of our net cash flows provided by operating activities, net cash flows used in investing activities, and net cash flows used in financing activities for the years indicated. 2018 2017 2016 (in thousands) Operating Activities Net Income $ 42,572 $ 54,498 $ 53,376 Income statement adjustments, net 28,233 20,362 18,996 Changes in assets and liabilities: Accounts receivable (2,832) (7,516) 7,048 Income tax receivable (4,461) 4,596 (1,537) Inventories (5,598) (23,698) (9,478) Prepaid expenses and other (528) 98 (83) Accounts payable (1,176) 3,043 654 Deferred revenue 412 258 417 Accrued liabilities (1,766) 6,353 (5,470) Net cash provided by operating activities 54,856 57,994 63,923 Investing Activities Capital expenditures (37,268) (41,713) (26,604) Cash paid for business combination (6,377) — — Purchases of investments (16,201) (18,521) (14,496) Maturities of investments and proceeds from called investments 25,145 29,112 24,095 Other 66 70 80 Net cash used in investing activities (34,635) (31,052) (16,925) Financing Activities Stock options exercised 4,987 2,259 2,063 Repurchase of stock (26,846) (16,620) (19,317) Employee taxes paid by withholding shares (1,097) (1,614) (823) Cash dividends paid to stockholders (16,728) (13,663) (12,676) Net cash used in financing activities $ (39,684) $ (29,638) $ (30,753) Cash Flows from Operating Activities Cash flows from operating activities decreased in 2017 primarily due to increased purchases of raw material during the year arising from stocking of parts needed for the water-source heat pump line. Additionally, the Company began stocking water-source heat pump units which resulted in larger amounts of finished goods on hand at the end of the year. In 2018, the Company increased purchases of metals where lower prices could be obtained in an effort to help manage our material costs. 19

Cash Flows from Investing Activities Cash flows used in investing activities increased primarily due our February 2018 business combination. The capital expenditure program for 2019 is estimated to be approximately $40.0 million. The capital expenditures for 2019 relate to the completion of our R&D lab and water-source heat pump lines, along with expansion of our Tulsa facility. Many of these projects are subject to review and cancellation at the discretion of our CEO and Board of Directors without incurring substantial charges. Cash Flows from Financing Activities Cash flows used in financing activities increased due to open market buybacks following the May 2018 repurchase agreement. Off-Balance Sheet Arrangements We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources. Commitments and Contractual Agreements We had no material contractual purchase agreements as of December 31, 2018, except for one contractual purchase obligation for approximately $2.2 million that expires in December 2019. Contingencies We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We have concluded that the likelihood is remote that the ultimate resolution of any pending litigation or claims will be material or have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. Critical Accounting Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue and expenses in our consolidated financial statements and related notes. We base our estimates, assumptions and judgments on historical experience, current trends and other factors believed to be relevant at the time our consolidated financial statements are prepared. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material. We believe the following critical accounting policies affect our more significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements. Inventory Reserves – We establish a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales, replacement parts and for estimated shrinkage. Warranty – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. Our product warranty policy is: the earlier of one year from the date of first use or 18 months from date of shipment for parts only; an additional four years for compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of manufacture. Warranty expense is estimated based on the warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue. 20

Due to the absence of warranty history on new products, an additional provision may be made for such products. Our estimated future warranty cost is subject to adjustment from time to time depending on changes in actual warranty trends and cost experience. Should actual claim rates differ from our estimates, revisions to the estimated product warranty liability would be required. Stock Compensation – We measure and recognize compensation expense for all share-based payment awards made to our employees and directors, including stock options and restricted stock awards, based on their fair values at the time of grant. Compensation expense is recognized on a straight-line basis during the service period of the related share-based compensation award. Forfeitures are accounted for as they occur. The fair value of each option award and restricted stock award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The use of the Black- Scholes-Merton option valuation model requires the input of subjective assumptions such as: the expected volatility, the expected term of the options granted, expected dividend yield, and the risk-free rate. New Accounting Pronouncements Changes to U.S. GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto. In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU will replace previous lease accounting guidance in U.S. GAAP. The ASU requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The ASU retains a distinction between finance leases and operating leases. The ASU is effective for the Company beginning January 1, 2019. The following ASUs have been issued in 2018 with the same effective dates and transition requirements: • ASU 2018-01, Land Easement Practical Expedient, which provides a relief from certain land easements held before the effective date. • ASU 2018-10, Leases: Codification Improvements, which provides clarification for various areas of Topic 842. • ASU 2018-11, Leases: Targeted Improvements, which provides clarification for several areas of Topic 842: comparative reporting requirements, an optional method of adoption (the transition method) and separating lease and non lease component for lessors. • ASU 2018-20, Leases: Narrow-Scope Improvement for Lessors, which provided clarification to lessors for sales taxes, variable payments and other costs. The Company historically does not enter into numerous or material lease agreements to support its manufacturing operations. The Company typically enters into lease agreements that are less than a year and for leases on assets such as warehouse vehicles and office equipment. The Company assumed a multi-year facility lease in the WattMaster acquisition. The Company has completed the process of determining our contracts to which this new guidance applies. The Company does not expect this new guidance to have a significant impact on the consolidated financial statements due the non-material monetary amount of the total leased assets under the new applicable guidance. Furthermore, we have elected to apply the short-term lease accounting policy election to all short-term leases under the applicable guidance. Under the policy election the lessee does not recognize a short-term lease liability or right-of-use asset on its balance sheet. The Company will elect the transition method, which becomes effective upon the date of adoption of ASU 2016-02 discussed above. The transition method allows entities to initially apply the new leases standard at the adoption date (January 1, 2019) and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. We expect the cumulative-effect adjustments to the opening balance to be immaterial to the financial statements as a whole. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurements: Changes to the Disclosure Requirement for Fair Value Measurements. The ASU includes additional disclosure requirements for unrealized gains and losses for Level 3 fair value measurement and significant observable inputs used to develop Level 3 fair value measurements. The ASU is effective for the Company beginning after December 15, 2019. We do not expect ASU 2018-13 will have a material effect on our consolidated financial statements and notes thereto. 21

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other. The ASU simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. We will be required to perform our annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. In the event the carrying amount exceeds the reporting unit’s fair value, a goodwill impairment charge for the excess will be recorded (not exceeding the recorded amount of the reporting unit’s goodwill). The ASU is effective for the Company beginning April 1, 2020, and requires a prospective method of adoption, although early adoption is permitted for annual goodwill impairment tests performed on testing dates on or after January 1, 2017. We adopted this ASU effective January 1, 2018. Item 7A. Quantitative and Qualitative Disclosures About Market Risk. Commodity Price Risk We are exposed to volatility in the prices of commodities used in some of our products and, occasionally, we use fixed price cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months to manage this exposure. 22

Item 8. Financial Statements and Supplementary Data. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Report of Independent Registered Public Accounting Firm 24 Consolidated Balance Sheets 25 Consolidated Statements of Income 26 Consolidated Statements of Stockholders’ Equity 27 Consolidated Statements of Cash Flows 28 Notes to Consolidated Financial Statements 29 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders AAON, Inc. Opinion on the financial statements We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 28, 2019 expressed an unqualified opinion. Basis for opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ GRANT THORNTON LLP We have served as the Company’s auditor since 2004 Tulsa, Oklahoma February 28, 2019 24

AAON, Inc. and Subsidiaries Consolidated Balance Sheets December 31, 2018 2017 (in thousands, except share and Assets per share data) Current assets: Cash and cash equivalents $ 1,994 $ 21,457 Certificates of deposit — 2,880 Investments held to maturity at amortized cost — 6,077 Accounts receivable, net 54,078 50,338 Income tax receivable 6,104 1,643 Note receivable 27 28 Inventories, net 77,612 70,786 Prepaid expenses and other 1,046 518 Total current assets 140,861 153,727 Property, plant and equipment: Land 3,114 2,233 Buildings 97,393 92,075 Machinery and equipment 212,779 184,316 Furniture and fixtures 16,597 13,714 Total property, plant and equipment 329,883 292,338 Less: Accumulated depreciation 166,880 149,963 Property, plant and equipment, net 163,003 142,375 Intangible assets, net 506 — Goodwill 3,229 — Note receivable, long-term 598 678 Total assets $ 308,197 $ 296,780 Liabilities and Stockholders’ Equity Current liabilities: Revolving credit facility $ — $ — Accounts payable 10,616 10,967 Accrued liabilities 37,455 39,098 Total current liabilities 48,071 50,065 Deferred revenue 1,655 1,512 Deferred tax liabilities 10,826 7,977 Donations 146 — Commitments and contingencies Stockholders’ equity: Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued — — Common stock, $.004 par value, 100,000,000 shares authorized, 51,991,242 and 52,422,801 issued and outstanding at December 31, 2018 and 2017, respectively 208 210 Additional paid-in capital — — Retained earnings 247,291 237,016 Total stockholders’ equity 247,499 237,226 Total liabilities and stockholders’ equity $ 308,197 $ 296,780 The accompanying notes are an integral part of these consolidated financial statements. 25

AAON, Inc. and Subsidiaries Consolidated Statements of Income Years Ending December 31, 2018 2017 2016 (in thousands, except per share data) Net sales $ 433,947 $ 405,232 $ 383,977 Cost of sales 330,414 281,835 265,897 Gross profit 103,533 123,397 118,080 Selling, general and administrative expenses 47,755 49,249 38,506 (Gain) loss on disposal of assets (12) 45 (20) Income from operations 55,790 74,103 79,594 Interest income, net 196 298 292 Other (expense) income, net (47) 91 105 Income before taxes 55,939 74,492 79,991 Income tax provision 13,367 19,994 26,615 Net income $ 42,572 $ 54,498 $ 53,376 Earnings per share: Basic $ 0.81 $ 1.04 $ 1.01 Diluted $ 0.81 $ 1.03 $ 1.00 Cash dividends declared per common share: $ 0.32 $ 0.26 $ 0.24 Weighted average shares outstanding: Basic 52,284,616 52,572,496 52,924,398 Diluted 52,667,939 53,078,734 53,449,754 The accompanying notes are an integral part of these consolidated financial statements. 26

AAON, Inc. and Subsidiaries Consolidated Statements of Stockholders’ Equity Common Stock Paid-in Retained Shares Amount Capital Earnings Total (in thousands) Balance at December 31, 2015 53,012 $ 212 $ — $ 178,706 $ 178,918 Net income — — — 53,376 53,376 Stock options exercised and restricted 375 2 2,061 — 2,063 stock awards granted, including tax benefits Share-based compensation — — 4,357 — 4,357 Stock repurchased and retired (736) (3) (6,418) (13,719) (20,140) Dividends — — — (12,676) (12,676) Balance at December 31, 2016 52,651 211 — 205,687 205,898 Net income — — — 54,498 54,498 Stock options exercised and restricted 293 1 2,258 — 2,259 stock awards granted Share-based compensation — — 6,458 — 6,458 Stock repurchased and retired (522) (2) (8,716) (9,516) (18,234) Dividends — — — (13,653) (13,653) Balance at December 31, 2017 52,422 210 — 237,016 237,226 Net income — — — 42,572 42,572 Stock options exercised and restricted 353 1 4,986 — 4,987 stock awards granted Share-based compensation — — 7,374 — 7,374 Stock repurchased and retired (784) (3) (12,360) (15,580) (27,943) Dividends — — — (16,717) (16,717) Balance at December 31, 2018 51,991 $ 208 $ — $ 247,291 $ 247,499 The accompanying notes are an integral part of these consolidated financial statements. 27

AAON, Inc. and Subsidiaries Consolidated Statements of Cash Flows Years Ending December 31, 2018 2017 2016 Operating Activities (in thousands) Net income $ 42,572 $ 54,498 $ 53,376 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 17,655 15,007 13,035 Amortization of bond premiums 13 47 249 Provision for losses on accounts receivable, net of adjustments 174 179 (25) Provision for excess and obsolete inventories 152 264 625 Share-based compensation 7,374 6,458 4,357 (Gain) loss on disposition of assets (12) 45 (20) Foreign currency transaction loss (gain) 55 (59) (22) Interest income on note receivable (27) (25) (28) Deferred income taxes 2,849 (1,554) 825 Changes in assets and liabilities: Accounts receivable (2,832) (7,516) 7,048 Income tax receivable (4,461) 4,596 (1,537) Inventories (5,598) (23,698) (9,478) Prepaid expenses and other (528) 98 (83) Accounts payable (1,176) 3,043 654 Deferred revenue 412 258 417 Accrued liabilities and donations (1,766) 6,353 (5,470) Net cash provided by operating activities 54,856 57,994 63,923 Investing Activities Capital expenditures (37,268) (41,713) (26,604) Cash paid in business combination (6,377) — — Proceeds from sale of property, plant and equipment 13 10 28 Investment in certificates of deposits (7,200) (5,280) (4,112) Maturities of certificates of deposits 10,080 7,912 10,560 Purchases of investments held to maturity (9,001) (13,241) (10,384) Maturities of investments 14,570 19,700 10,021 Proceeds from called investments 495 1,500 3,514 Principal payments from note receivable 53 60 52 Net cash used in investing activities (34,635) (31,052) (16,925) Financing Activities Borrowings under revolving credit facility — — 761 Payments under revolving credit facility — — (761) Stock options exercised 4,987 2,259 2,063 Repurchase of stock (26,846) (16,620) (19,317) Employee taxes paid by withholding shares (1,097) (1,614) (823) Cash dividends paid to stockholders (16,728) (13,663) (12,676) Net cash used in financing activities (39,684) (29,638) (30,753) Net (decrease) increase in cash and cash equivalents (19,463) (2,696) 16,245 Cash and cash equivalents, beginning of year 21,457 24,153 7,908 Cash and cash equivalents, end of year $ 1,994 $ 21,457 $ 24,153 The accompanying notes are an integral part of these consolidated financial statements. 28

AAON, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2018 1. Business Description AAON, Inc. is a Nevada corporation which was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation and AAON Coil Products, Inc., a Texas corporation (collectively, the “Company”). The Consolidated Financial Statements include our accounts and the accounts of our subsidiaries. We are engaged in the engineering, manufacturing, marketing and sale of air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps and coils. 2. Summary of Significant Accounting Policies Principles of Consolidation These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated. Cash and Cash Equivalents We consider all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds. The Company’s cash and cash equivalents are held in a few financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company’s counterparty risks are minimal based on the reputation and history of the institutions selected. Investments Certificates of Deposit We held no certificates of deposit at December 31, 2018 and $2.9 million in certificates of deposit at December 31, 2017. Investments Held to Maturity At December 31, 2018, we held no investments. We record the amortized cost basis and accrued interest of the corporate notes and bonds in the Consolidated Balance Sheets. We record the interest and amortization of bond premium to interest income in the Consolidated Statements of Income. The following summarizes the amortized cost and estimated fair value of our investments held to maturity at December 31, 2017: Gross Gross Amortized Unrealized Unrealized Fair Cost Gain (Loss) Value December 31, 2017: Current assets: Investments held to maturity $ 6,077 $ — $ (6) $ 6,071 Non current assets: Investments held to maturity — — — — Total $ 6,077 $ — $ (6) $ 6,071 29

We evaluate these investments for other-than-temporary impairments on a quarterly basis. We do not believe there was an other-than-temporary impairment for our investments at December 31, 2017. Accounts and Note Receivable Accounts and note receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. We generally do not require that our customers provide collateral. The Company determines its allowance for doubtful accounts by considering a number of factors, including the credit risk of specific customers, the customer’s ability to pay current obligations, historical trends, economic and market conditions and the age of the receivable. Accounts are considered past due when the balance has been outstanding for ninety days past negotiated credit terms. Past due accounts are generally written-off against the allowance for doubtful accounts only after all collection attempts have been exhausted. Concentration of Credit Risk Our customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market, with foreign sales accounting for approximately 3%, 4%, and 4% of revenues for the years ended December 31, 2018, 2017, and 2016, respectively. One customer, Texas AirSystems, accounted for 10% or more of our sales during 2018, 2017, or 2016. No customer accounted for 5% or more of our accounts receivable balance at December 31, 2018 or 2017. Inventories Inventories are valued at the lower of cost or market using the first-in, first-out (“FIFO”) method. Cost in inventory includes purchased parts and materials, direct labor and applied manufacturing overhead. We establish an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts. Property, Plant and Equipment Property, plant and equipment, including significant improvements, are recorded at cost, net of accumulated depreciation. Repairs and maintenance and any gains or losses on disposition are included in operations. Depreciation is computed using the straight-line method over the following estimated useful lives: Buildings 3-40 years Machinery and equipment 3-15 years Furniture and fixtures 3-7 years Business Combinations We record the assets acquired and liabilities assumed in a business combination at their acquisition date fair values. Fair Value Financial Instruments and Measurements The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value because of the short-term maturity of the items. The carrying amount of the Company’s revolving line of credit, and other payables, approximate their fair values either due to their short term nature, the variable rates associated with the debt or based on current rates offered to the Company for debt with similar characteristics. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability. We use the following fair value hierarchy, which prioritizes valuation technique inputs used to measure fair value into three broad levels: • Level 1: Quoted prices in active markets for identical assets and liabilities that we have the ability to access at the measurement date. 30

• Level 2: Inputs (other than quoted prices included within Level 1) that are either directly or indirectly observable for the asset or liability, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, and (iv) inputs that are derived from observable market data by correlation or other means. • Level 3: Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. Items categorized in Level 3 include the estimated business combination fair values of property, plant and equipment, intangible assets and goodwill. The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to a fair value measurement requires judgment, considering factors specific to the asset or liability. Intangible Assets Our intangible assets include various trademarks, service marks and technical knowledge acquired in our February 2018 business combination (see Note 4). We amortize our intangible assets on a straight-line basis over the estimated useful lives of the assets. We evaluate the carrying value of our amortizable intangible assets for potential impairment when events and circumstances warrant such a review. Goodwill Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill at December 31, 2018 is deductible for income tax purposes. Goodwill is not amortized, but instead is evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant. To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit exceeds its carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit does not exceed its carrying amount, we calculate the fair value for the reporting unit and compare the amount to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered to be impaired and the goodwill balance is reduced by the difference between the fair value and carrying amount of the reporting unit. We performed a qualitative assessment as of December 31, 2018 to determine whether it was more likely than not that the fair value of the reporting unit was greater than the carrying value of the reporting unit. Based on these qualitative assessments, we determined that the fair value of the reporting unit was more likely than not greater than the carrying value of the reporting unit. Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual goodwill impairment assessment included market participant considerations and future forecasted operating results. Changes in operating results and other assumptions could materially affect these estimates. Impairment of Long-Lived Assets We review long-lived assets for possible impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset or asset group to its estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the undiscounted cash flows are less than the carrying amount of the asset or asset group, an impairment loss is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value. 31

Research and Development The costs associated with research and development for the purpose of developing and improving new products are expensed as incurred. For the years ended December 31, 2018, 2017, and 2016 research and development costs amounted to approximately $13.5 million, $13.0 million, and $12.0 million, respectively. Advertising Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2018, 2017, and 2016 was approximately $0.8 million, $1.7 million, and $1.4 million, respectively. Shipping and Handling We incur shipping and handling costs in the distribution of products sold that are recorded in cost of sales. Shipping charges that are billed to the customer are recorded in revenues and as an expense in cost of sales. For the years ended December 31, 2018, 2017, and 2016 shipping and handling fees amounted to approximately $12.6 million, $11.4 million, and $10.3 million, respectively. Income Taxes Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income and are treated as discrete items to the income tax provision in the reporting period in which they occur. We establish accruals for unrecognized tax positions when it is more likely than not that our tax return positions may not be fully sustained. The Company records a valuation allowance for deferred tax assets when, in the opinion of management, it is more likely than not that deferred tax assets will not be realized. Share-Based Compensation The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The Company’s share-based compensation plans provide for the granting of stock options and restricted stock. The fair values of stock options are estimated at the date of grant using the Black-Scholes-Merton option valuation model. The use of the Black-Scholes-Merton option valuation model requires the input of subjective assumptions. Measured compensation cost is recognized ratably over the vesting period of the related share-based compensation award. Forfeitures are accounted for as they occur. The fair value of restricted stock awards is determined based on the market value of the Company’s shares on the grant date and the compensation expense is recognized on a straight-line basis during the service period of the respective grant. Derivative Instruments In the course of normal operations, the Company occasionally enters into contracts such as forward priced physical contracts for the purchase of raw materials that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time product is purchased or sold under the related contract. The Company does not engage in speculative transactions, nor does the Company hold or issue financial instruments for trading purposes. Revenue Recognition On January 1, 2018, we adopted the new accounting standard FASB ASC 606, Revenue from Contracts with Customers, and all the related amendments to all contracts using the retrospective method. The impact at adoption was not material to the consolidated financial statements. The new accounting policy provides results substantially consistent with prior revenue recognition policies. The Company recognizes revenue when it satisfies the performance obligation in its contracts. Most of the Company’s products are highly customized, cannot be resold to other customers and the cost of rework to be resold is not economical. The Company has a formal cancellation policy and generally does not accept returns on these units. As a result, many of the Company’s products do not have an alternative use and therefore, for these products we recognize 32 revenue over the time it takes to produce the unit. For all other products that are part sales or standardized units, we satisfy the performance obligation when the title and risk of ownership pass to the customer, generally at time of shipment. Final sales prices are fixed based on purchase orders. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates. Sales of our products are moderately seasonal with the peak period being July - November of each year. In addition, the Company presents revenues net of sales tax and net of certain payments to our independent manufacturer representatives (“Representatives”). Representatives are national companies that are in the business of providing HVAC units and other related products and services to customers. The end user customer orders a bundled group of products and services from the Representative and expects the Representative to fulfill the order. Only after the specifications are agreed to by the Representative and the customer, and the decision is made to use an AAON HVAC unit, will we receive notice of the order. We establish the amount we must receive for our HVAC unit (“minimum sales price”), but do not control the total order price that is negotiated by the Representative with the end user customer. We are responsible for billings and collections resulting from all sales transactions, including those initiated by our Representatives. The Representatives submit the total order price to us for invoicing and collection. The total order price includes our minimum sales price and an additional amount which may include both the Representatives’ fee and amounts due for additional products and services required by the customer. These additional products and services may include controls purchased from another manufacturer to operate the unit, start-up services, and curbs for supporting the unit (“Third Party Products”). All are associated with the purchase of a HVAC unit but may be provided by the Representative or another third party. The Company is under no obligation related to Third Party Products. The Representatives’ fee and Third Party Products amounts (“Due to Representatives”) are paid only after all amounts associated with the order are collected from the customer. The amount of payments to our representatives was $47.8 million, $51.8 million, and $55.0 million for each of the years ended December 31, 2018, 2017, and 2016, respectively. The Company also sells extended warranties on parts for various lengths of time ranging from six months to 10 years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period. Insurance Reserves Under the Company’s insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses related primarily to workers’ compensation and medical liability. Provisions for losses expected under these programs are recorded based on the Company’s estimates of the aggregate liabilities for the claims incurred. Product Warranties A provision is made for the estimated cost of maintaining product warranties to customers at the time the product is sold based upon historical claims experience by product line. The Company records a liability and an expense for estimated future warranty claims based upon historical experience and management’s estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the liability and expense in the current year. Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, actual results could differ from those estimates and could have a significant impact on our results of operations, financial position and cash flows. We reevaluate our estimates and assumptions as needed, but at a minimum on a quarterly basis. The most significant estimates include, but are not limited to, the allowance for doubtful accounts, inventory reserves, warranty accrual, workers compensation accrual, medical insurance accrual, share-based compensation and income taxes. Actual results could differ materially from those estimates. 33

3. Revenue Recognition Disaggregated net sales by major source: Years Ending December 31, 2018 2017 2016 (in thousands) Rooftop Units $ 333,105 $ 317,414 $ 309,641 Condensing Units 18,282 19,276 13,987 Air Handlers 21,905 22,570 19,792 Outdoor Mechanical Rooms 2,408 3,238 4,515 Water Source Heat Pumps 14,660 9,911 5,835 Part Sales 26,732 20,756 20,374 Other 16,855 12,067 9,833 Net Sales $ 433,947 $ 405,232 $ 383,977 Other sales include freight, extended warranties and miscellaneous revenue. Disaggregated units sold by major source: Years Ending December 31, 2018 2017 2016 Rooftop Units 15,273 16,003 16,764 Condensing Units 2,007 2,252 1,639 Air Handlers 2,500 2,577 2,114 Outdoor Mechanical Rooms 38 64 65 Water Source Heat Pumps 5,334 2,485 316 Total Units 25,152 23,381 20,898 4. Business Combination On February 28, 2018, we closed on the purchase of substantially all of the assets of WattMaster Controls, Inc., (“WattMaster”). The assets acquired consisted primarily of intellectual property, receivables, inventory and fixed assets. The Company also hired substantially all of the WattMaster employees. These assets and workforce will allow us to accelerate the development of our own electronic controllers for air distribution systems. We funded the business combination with available cash of $6.0 million. In May 2018, we paid the final working capital settlement of $0.4 million with available cash. We have included the results of WattMaster’s operations in our consolidated financial statements beginning March 1, 2018. The following table presents the allocation of the consideration paid to the assets acquired and liabilities assumed, based on their fair values, in the acquisition of WattMaster described above: Accounts receivable $ 1,082 Inventories 1,380 Property, plant and equipment 340 Intellectual property 700 Goodwill 3,229 Assumed current liabilities (354) Consideration paid $ 6,377 34

Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill represents a premium paid to acquire the skilled workforce of the business acquired and is deductible for federal income tax purposes. 5. Accounts Receivable Accounts receivable and the related allowance for doubtful accounts are as follows: December 31, 2018 2017 (in thousands) Accounts receivable $ 54,342 $ 50,457 Less: Allowance for doubtful accounts (264) (119) Total, net $ 54,078 $ 50,338 Years Ending December 31, 2018 2017 2016 Allowance for doubtful accounts: (in thousands) Balance, beginning of period $ 119 $ 90 $ 115 Provisions for losses on accounts receivable, net of adjustments 174 179 (25) Accounts receivable written off, net of recoveries (29) (150) — Balance, end of period $ 264 $ 119 $ 90 6. Inventories The components of inventories and the related changes in the allowance for excess and obsolete inventories are as follows: December 31, 2018 2017 (in thousands) Raw materials $ 67,995 $ 57,784 Work in process 4,060 5,957 Finished goods 6,767 8,163 78,822 71,904 Less: Allowance for excess and obsolete inventories (1,210) (1,118) Total, net $ 77,612 $ 70,786 Years Ending December 31, 2018 2017 2016 Allowance for excess and obsolete inventories: (in thousands) Balance, beginning of period $ 1,118 $ 1,382 $ 757 Provisions for excess and obsolete inventories 152 102 625 Inventories written off (60) (366) — Balance, end of period $ 1,210 $ 1,118 $ 1,382 35

7. Intangible Assets Our intangible assets consist of the following: December 31, 2018 2017 (in thousands) Intellectual property $ 700 $ — Less: Accumulated amortization (194) — Total, net $ 506 $ — Amortization expense recorded in cost of sales is as follows: Years Ending December 31, 2018 2017 2016 (in thousands) Amortization expense $ 194 $ — $ — 8. Note Receivable In connection with the closure of our Canadian facility on May 18, 2009, we sold land and a building in September 2010 and assumed a note receivable from the borrower secured by the property. The C$1.1 million, 15 year note has an interest rate of 4.0% and is payable to us monthly, and has a C$0.6 million balloon payment due in October 2025. Interest payments are recognized in interest income. We evaluate the note for impairment on a quarterly basis. We determine the note receivable to be impaired if we are uncertain of its collectability based on the contractual terms. At December 31, 2018 and 2017, there was no impairment. 9. Supplemental Cash Flow Information Years Ending December 31, 2018 2017 2016 Supplemental disclosures: (in thousands) Interest paid $ 6 $ — $ — Income taxes paid, net 14,979 16,951 27,353 Non-cash investing and financing activities: Non-cash capital expenditures 481 832 270 36

10. Warranties The Company has warranties with various terms from 18 months for parts to 25 years for certain heat exchangers. The Company has an obligation to replace parts if conditions under the warranty are met. A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products and any known identifiable warranty issues. Changes in the warranty accrual are as follows: Years Ending December 31, 2018 2017 2016 Warranty accrual: (in thousands) Balance, beginning of period $ 10,483 $ 7,936 $ 8,469 Payments made (7,869) (8,686) (4,134) Provisions 9,669 11,233 3,601 Change in estimate (862) — — Balance, end of period $ 11,421 $ 10,483 $ 7,936 Warranty expense: $ 8,807 $ 11,233 $ 3,601 The change in estimate relates to the Company’s failure rate calculation. In reviewing claims data, the Company noted specific claims that were the result of an isolated incident and not representative of the Company’s historical performance or representative of expected future claims. As such, these claims were accounted for as a specific accrual for warranty liability and excluded from our failure rate that the Company utilizes in estimating future claims. 11. Accrued Liabilities At December 31, accrued liabilities were comprised of the following: December 31, 2018 2017 (in thousands) Warranty $ 11,421 $ 10,483 Due to representatives 11,024 13,086 Payroll 4,182 4,456 Profit sharing 1,835 2,034 Workers' compensation 567 593 Medical self-insurance 1,207 725 Customer prepayments 2,367 2,838 Donations 150 588 Employee vacation time 3,173 2,688 Other 1,529 1,607 Total $ 37,455 $ 39,098 12. Revolving Credit Facility Our revolving credit facility, as amended, provides for maximum borrowings of $30.0 million which is provided by BOKF, NA dba Bank of Oklahoma (“Bank of Oklahoma”). Under the line of credit, there was one standby letter of credit totaling $1.3 million as of December 31, 2018. Borrowings available under the revolving credit facility at December 31, 2018, were $28.7 million. Interest on borrowings is payable monthly at LIBOR plus 2.0%. No fees are associated with the unused portion of the committed amount. As of December 31, 2018 and 2017, we had no balance outstanding under our revolving credit facility. The revolving credit facility expires on July 26, 2021. At December 31, 2018 and 2017, the weighted average interest rate was 4.2% and 3.5%, respectively. 37

At December 31, 2018, we were in compliance with our financial covenants. These covenants require that we meet certain parameters related to our tangible net worth and total liabilities to tangible net worth ratio. At December 31, 2018 our tangible net worth was $247.5 million, which meets the requirement of being at or above $175.0 million. Our total liabilities to tangible net worth ratio was 0.2 to 1.0, which meets the requirement of not being above 2 to 1. 13. Income Taxes The provision (benefit) for income taxes consists of the following: Years Ending December 31, 2018 2017 2016 (in thousands) Current $ 10,518 $ 21,548 $ 25,790 Deferred 2,849 (1,554) 825 Total $ 13,367 $ 19,994 $ 26,615 The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate before the provision for income taxes. The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows: Years Ending December 31, 2018 2017 2016 Federal statutory rate 21% 35% 35 % State income taxes, net of federal benefit 6% 5% 5 % Remeasurement of deferred taxes — % (6)% — % Domestic manufacturing deduction — % (3)% (3)% Excess tax benefits (2)% (3)% (3)% Other (1)% (1)% (1)% 24% 27% 33 % The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. Major changes under the Act include the following: • Reducing the corporate rate to 21 percent • Doubling bonus depreciation to 100 percent for five years • Further limitations on executive compensation deductions • Eliminating the domestic manufacturing deduction As a result of these changes, the Company adjusted its deferred tax assets and liabilities in 2017 using the newly enacted rates for the periods when they are expected to be realized. The remeasurement in 2017 resulted in a benefit to income taxes of $4.4 million. The new bonus depreciation provisions resulted in the Company taking $3.2 million of bonus depreciation in 2017. The Company also has historically taken the domestic manufacturing deduction. The Company will no longer receive the benefit of this deduction which typically has lowered our effective tax rate by 3.0%. 38

The Company sometimes has executive compensation that exceeds the $1.0 million limitation. Typically the limit is exceeded due to the volume of stock activity performed by the executives during the year. The limit could also be exceeded by the Chief Executive Officer receiving the maximum amount under our executive annual cash incentive bonus plan. Any compensation that exceeded this limitation in 2018 and in the future will be a permanent difference and cause an increase to our income tax provision. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows: December 31, 2018 2017 (in thousands) Deferred income tax assets (liabilities): Accounts receivable and inventory reserves $ 401 $ 318 Warranty accrual 3,105 2,698 Other accruals 2,445 1,395 Share-based compensation 1,697 1,432 Donations 80 152 Other, net 851 698 Total deferred income tax assets 8,579 6,693 Property & equipment (19,405) (14,670) Total deferred income tax liabilities $ (19,405) $ (14,670) Net deferred income tax liabilities $ (10,826) $ (7,977) We file income tax returns in the U.S., state and foreign income tax returns jurisdictions. We are subject to U.S. examinations for tax years 2014 to present, and to non-U.S. income tax examinations for the tax years 2014 to present. In addition, we are subject to state and local income tax examinations for tax years 2014 to present. The Company continues to evaluate its need to file returns in various state jurisdictions. Any interest or penalties would be recognized as a component of income tax expense. 14. Share-Based Compensation On May 22, 2007, our stockholders adopted a Long-Term Incentive Plan (“LTIP”) which provided an additional 3.3 million shares that could be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance units and performance awards, in addition to the shares from the previous plan, the 1992 Plan. Since inception of the LTIP, non-qualified stock options and restricted stock awards have been granted with a five year vesting schedule. Under the LTIP, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. On May 24, 2016, our stockholders adopted the 2016 Long-Term Incentive Plan (“2016 Plan”) which provides for approximately 6.4 million shares, comprised of 3.4 million new shares provided for under the 2016 Plan, approximately 0.4 million shares that were available for issuance under the previous LTIP that are now authorized for issuance under the 2016 Plan, and an additional 2.6 million shares that were approved by the stockholders on May 15, 2018. Under the 2016 Plan, shares can be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance awards, dividend equivalent rights, and other awards. Under the 2016 Plan, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. The 2016 Plan is administered by the Compensation Committee of the Board of Directors or such other committee of the Board of Directors as is designated by the Board of Directors (the “Committee”). Membership on the Committee is limited to independent directors. The Committee may delegate certain duties to one or more officers of the Company as provided in the 2016 Plan. The Committee determines the persons to whom awards are to be made, determines the type, size and terms of 39 awards, interprets the 2016 Plan, establishes and revises rules and regulations relating to the 2016 Plan and makes any other determinations that it believes necessary for the administration of the 2016 Plan. The total pre-tax compensation cost related to unvested stock options not yet recognized as of December 31, 2018 is $14.3 million and is expected to be recognized over a weighted-average period of 2.29 years. The following weighted average assumptions were used to determine the fair value of the stock options granted on the original grant date for expense recognition purposes for options granted during December 31, 2018, 2017, and 2016 using a Black Scholes-Merton Model: 2018 2017 2016 Director and Officers: Expected dividend yield $ 0.26 $ 0.26 $ 0.22 Expected volatility 29.73% 30.81% 41.19% Risk-free interest rate 2.20% 1.90% 2.00% Expected life (in years) 5.00 5.00 7.68 Employees: Expected dividend yield $ 0.26 $ 0.26 $ 0.25 Expected volatility 29.82% 30.67% 34.50% Risk-free interest rate 2.51% 1.89% 1.73% Expected life (in years) 5.00 5.00 5.69 The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date. The following is a summary of stock options vested and exercisable as of December 31, 2018: Weighted Average Weighted Range of Number Remaining Average Exercise of Contractual Exercise Intrinsic Prices Shares Life Price Value (in thousands) $5.67 - 32.80 456,223 5.72 $ 20.25 $ 6,757 $32.85 - 34.10 42,552 7.47 33.95 47 $34.15 - 42.94 17,202 8.30 35.19 7 Total 515,977 5.95 $ 21.88 $ 6,811 40

The following is a summary of stock options vested and exercisable as of December 31, 2017: Weighted Average Weighted Range of Number Remaining Average Exercise of Contractual Exercise Intrinsic Prices Shares Life Price Value (in thousands) $4.54 - 22.76 424,130 4.36 $ 12.41 $ 10,303 $23.57 - 32.85 107,456 8.31 30.10 709 $32.90 - 37.30 25,725 9.19 34.07 68 Total 557,311 5.35 $ 16.82 $ 11,080 The following is a summary of stock options vested and exercisable as of December 31, 2016: Weighted Average Weighted Range of Number Remaining Average Exercise of Contractual Exercise Intrinsic Prices Shares Life Price Value (in thousands) $4.54 - 20.92 338,308 4.75 $ 8.03 $ 8,465 $20.96 - 26.50 71,928 8.56 22.50 759 Total 410,236 5.42 $ 10.57 $ 9,224 A summary of option activity under the plans is as follows: Weighted Average Exercise Options Shares Price Outstanding at December 31, 2017 1,567,109 $ 25.27 Granted 1,480,490 34.49 Exercised (282,598) 17.64 Forfeited or Expired (319,152) 32.84 Outstanding at December 31, 2018 2,445,849 $ 30.77 Exercisable at December 31, 2018 515,977 $ 21.89 The total intrinsic value of options exercised during the year ended December 31, 2018, 2017, and 2016 was $5.4 million, $4.5 million, and $4.9 million, respectively. The cash received from options exercised during the year eneded December 31, 2018, 2017, and 2016 was $5.0 million, $2.3 million, and $2.1 million, respectively. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows. Since 2007, as part of the LTIP and since May 2016 as part of the 2016 Plan, the Compensation Committee of the Board of Directors has authorized and issued restricted stock awards to directors and certain key employees. Restricted stock awards granted to directors vest one-third each year. All other restricted stock awards vest at a rate of 20% per year. The fair value of restricted stock awards is based on the fair market value of AAON common stock on the respective grant dates, reduced for the present value of dividends. 41

These awards are recorded at their fair value on the date of grant and compensation cost is recorded using straight-line vesting over the service period. At December 31, 2018, unrecognized compensation cost related to unvested restricted stock awards was approximately $6.1 million which is expected to be recognized over a weighted average period of 1.84 years. A summary of the unvested restricted stock awards is as follows: Weighted Average Grant date Restricted stock Shares Fair Value Unvested at December 31, 2017 341,800 $ 25.52 Granted 112,075 32.20 Vested (124,508) 23.61 Forfeited (36,917) 28.37 Unvested at December 31, 2018 292,450 $ 28.54 A summary of share-based compensation is as follows for the years ending December 31, 2018, 2017, and 2016: 2018 2017 2016 Grant date fair value of awards during the period: (in thousands) Options $ 12,932 $ 3,699 $ 6,102 Restricted stock 3,609 4,217 3,147 Total $ 16,541 $ 7,916 $ 9,249 2018 2017 2016 Share-based compensation expense: (in thousands) Options $ 4,181 $ 2,904 $ 1,681 Restricted stock 3,193 3,554 2,676 Total $ 7,374 $ 6,458 $ 4,357 2018 2017 2016 Income tax benefit related to share-based compensation: (in thousands) Options $ 980 $ 1,413 $ 1,610 Restricted stock 353 1,051 458 Total $ 1,333 $ 2,464 $ 2,068 15. Employee Benefits Defined Contribution Plan - 401(k) - We sponsor a defined contribution plan (the “Plan”). Eligible employees may make contributions in accordance with the Plan and IRS guidelines. In addition to the traditional 401(k), eligible employees are given the option of making an after-tax contribution to a Roth 401(k) or a combination of both. The Plan provides for automatic enrollment and for an automatic increase to the deferral percentage at January 1st of each year and each year thereafter. Eligible employees are automatically enrolled in the Plan at a 6% deferral rate and currently contributing employees deferral rates will be increased to 6% unless their current rate is above 6% or the employee elects to decline the automatic enrollment or increase. 42

The Plan was amended such that the Company matches 175% up to 6% of employee contributions of eligible compensation. Administrative expenses are paid for by Plan participants. Additionally, Plan participant forfeitures are used to reduce the cost of the Company contributions. For the years ended December 31, 2018, 2017, and 2016 we made contributions of $8.1 million, $6.1 million, and $5.9 million, respectively. The Company paid no administrative expenses for the years ended 2018 and 2017 and approximately $0.04 million for the year ended 2016. Profit Sharing Bonus Plan - We maintain a discretionary profit sharing bonus plan under which approximately 10% of pre-tax profit is paid to eligible employees on a quarterly basis in order to reward employee productivity. Eligible employees are regular full-time employees who are actively employed and working on the first and last days of the calendar quarter and who were employed full-time for at least three full months prior to the beginning of the calendar quarter. Profit sharing expense was $6.2 million, $8.4 million, and $9.0 million for the years ended December 31, 2018, 2017, and 2016, respectively. 16. Stockholders’ Equity Stock Repurchase - The Board has authorized three stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time, up to a total of 5.7 million shares. The Board must authorize the timing and amount of these purchases. Effective May 24, 2016, the Board authorized up to $25.0 million in open market repurchases and on June 2, 2016, the Company executed a repurchase agreement in accordance with the rules and regulations of the SEC allowing the Company to repurchase an aggregate amount of $25.0 million or a total of approximately 2.0 million shares from the open market. The repurchase agreement expired on April 15, 2017. In May 2018, the Board authorized up to $15.0 million in open market repurchases and on May 18, 2018, the Company executed a repurchase agreement in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market. The agreement expires on March 1, 2019. The Company also has a stock repurchase arrangement by which employee-participants in our 401(k) savings and investment plan are entitled to have shares in AAON, Inc. stock in their accounts sold to the Company. The maximum number of shares to be repurchased is contingent upon the number of shares sold by employee-participants. Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices. Our repurchase activity is as follows: 2018 2017 2016 $ per $ per $ per Program Shares Total $ share Shares Total $ share Shares Total $ share Open market 252,272 $ 8,373,698 $ 33.19 8,676 $ 283,654 $ 32.69 165,598 $ 4,440,658 $ 26.82 401(k) 497,753 18,472,442 37.11 467,580 16,336,084 34.94 540,501 14,875,850 27.52 Directors & employees 33,751 1,096,625 32.49 45,878 1,614,425 35.19 30,072 823,446 27.38 Total 783,776 $ 27,942,765 $ 35.65 522,134 $ 18,234,163 $ 34.92 736,171 $ 20,139,954 $ 27.36 Inception to Date Program Shares Total $ $ per share Open market 4,095,767 $ 69,605,813 $ 16.99 401(k) 7,047,776 100,541,247 14.27 Directors & employees 1,953,261 18,374,658 9.41 Total 13,096,804 $ 188,521,718 $ 14.39 Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment. 43

Our recent dividends are as follows: Declaration Date Record Date Payment Date Dividend per Share May 24, 2016 June 10, 2016 July 1, 2016 $0.11 November 9, 2016 December 2, 2016 December 23, 2016 $0.13 May 16, 2017 June 9, 2017 July 7, 2017 $0.13 November 7, 2017 November 30, 2017 December 21, 2017 $0.13 May 18, 2018 June 8, 2018 July 6, 2018 $0.16 November 8, 2018 November 29, 2018 December 20, 2018 $0.16 We paid cash dividends of $16.7 million, $13.7 million, and $12.7 million in 2018, 2017, and 2016, respectively. 17. Commitments and Contingencies We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We have concluded that the likelihood is remote that the ultimate resolution of any pending litigation or claims will be material or have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. We are occasionally party to short-term, cancellable and occasionally non-cancellable, fixed price contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. At December 31, 2018, we had one material contractual purchase obligation for approximately $2.2 million that expires in December 2019. 18. New Accounting Pronouncements Changes to U.S. GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto. In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU will replace previous lease accounting guidance in U.S. GAAP. The ASU requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The ASU retains a distinction between finance leases and operating leases. The ASU is effective for the Company beginning January 1, 2019. The following ASUs have been issued in 2018 with the same effective dates and transition requirements: • ASU 2018-01, Land Easement Practical Expedient, which provides a relief from certain land easements held before the effective date. • ASU 2018-10, Leases: Codification Improvements, which provides clarification for various areas of Topic 842. • ASU 2018-11, Leases: Targeted Improvements, which provides clarification for several areas of Topic 842: comparative reporting requirements, an optional method of adoption (the transition method) and separating lease and non lease component for lessors. • ASU 2018-20, Leases: Narrow-Scope Improvement for Lessors, which provided clarification to lessors for sales taxes, variable payments and other costs. The Company historically does not enter into numerous or material lease agreements to support its manufacturing operations. The Company typically enters into lease agreements that are less than a year and for leases on assets such as warehouse vehicles and office equipment. The Company assumed a multi-year facility lease in the WattMaster acquisition. The Company has completed the process of determining our contracts to which this new guidance applies. The Company does not expect this new guidance to have a significant impact on the consolidated financial statements due to the non-material monetary amount of the total leased assets under the new applicable guidance. Furthermore, we have elected to apply the short-term lease accounting policy election to all short-term leases under the 44 applicable guidance. Under the policy election the lessee does not recognize a short-term lease liability or right-of-use asset on its balance sheet. The Company will elect the transition method, which becomes effective upon the date of adoption of ASU 2016-02 discussed above. The transition method allows entities to initially apply the new leases standard at the adoption date (January 1, 2019) and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. We expect the cumulative-effect adjustments to the opening balance to be immaterial to the financial statements as a whole. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurements: Changes to the Disclosure Requirement for Fair Value Measurements. The ASU includes additional disclosure requirements for unrealized gains and losses for Level 3 fair value measurement and significant observable inputs used to develop Level 3 fair value measurements. The ASU is effective for the Company beginning after December 15, 2019. We do not expect ASU 2018-13 will have a material effect on our consolidated financial statements and notes thereto. In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other. The ASU simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. We will be required to perform our annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. In the event the carrying amount exceeds the reporting unit’s fair value, a goodwill impairment charge for the excess will be recorded (not exceeding the recorded amount of the reporting unit’s goodwill). The ASU is effective for the Company beginning April 1, 2020, and requires a prospective method of adoption, although early adoption is permitted for annual goodwill impairment tests performed on testing dates on or after January 1, 2017. We adopted this ASU effective January 1, 2018. 19. Earnings Per Share Basic net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all potentially dilutive securities. Dilutive common shares consist primarily of stock options and restricted stock awards. The following table sets forth the computation of basic and diluted earnings per share: 2018 2017 2016 Numerator: (in thousands, except share and per share data) Net income $ 42,572 $ 54,498 $ 53,376 Denominator: Basic weighted average shares 52,284,616 52,572,496 52,924,398 Effect of dilutive stock options and restricted stock 383,323 506,238 525,356 Diluted weighted average shares 52,667,939 53,078,734 53,449,754 Earnings per share: Basic $ 0.81 $ 1.04 $ 1.01 Dilutive $ 0.81 $ 1.03 $ 1.00 Anti-dilutive shares: Shares 1,920,313 785,825 469,603 45

20. Related Parties The Company purchases some supplies from an entity controlled by the Company’s CEO. The Company sometimes makes sales to the CEO for parts. Additionally, the Company sells units to an entity owned by a member of the President's immediate family. This entity is also one of the Company’s Representatives and as such, the Company makes payments to the entity for third party products. All related party transactions are made on standard Company terms. Following is a summary of transactions and balances with affiliates: Years Ending December 31, 2018 2017 2016 (in thousands) Sales to affiliates $ 1,442 $ 1,579 $ 1,671 Payments to affiliates 342 432 697 December 31, 2018 2017 (in thousands) Due from affiliates $ 79 $ 9 Due to affiliates — — 21. Subsequent Events On January 31, 2019, the Board of Directors authorized the Company to grant up to (i) 77,434 shares of restricted stock and (ii) 840,000 stock options to non-officer employees, with such awards to be made on March 11, 2019, subject to eligibility requirements and other restrictions as set forth in the Company’s 2016 Plan. Subsequent to December 31, 2018 and through February 25, 2019, the Company repurchased 5,799 shares for $0.2 million from the open market and 58,386 shares for $2.2 million from our 401(k) savings and investment plan. 22. Quarterly Results (Unaudited) The following is a summary of the quarterly results of operations for the years ending December 31, 2018 and 2017: Quarter First Second Third Fourth (in thousands, except per share data) 2018 Net sales $ 99,082 $ 109,588 $ 112,937 $ 112,340 Gross profit 15,390 27,585 32,763 27,795 Net income 4,260 11,691 14,085 12,536 Earnings per share: Basic $ 0.08 $ 0.22 $ 0.27 $ 0.24 Diluted $ 0.08 $ 0.22 $ 0.27 $ 0.24 2017 Net sales $ 86,078 $ 101,326 $ 113,668 $ 104,160 Gross profit 24,986 31,678 35,658 31,075 Net income 10,217 13,794 14,717 15,770 Earnings per share: Basic $ 0.19 $ 0.26 $ 0.28 $ 0.30 Diluted $ 0.19 $ 0.26 $ 0.28 $ 0.30 46

23. Segments The following table summarizes certain financial data related to our segments. Transactions between segments are recorded based on prices negotiated between the segments. Sales of units represents the selling price of our units plus freight and other miscellaneous charges less any returns and allowances. Parts includes sales of purchased and fabricated parts including our coils along with the related freight and less any returns and allowances. The “Other” category in the table below includes certain sales cost and expenses that are not allocated to the reportable segments. Asset information by segment is not easily identifiable or reviewed by the chief operating decision maker. As such, this information is not included below. Years Ending December 31, 2018 2017 2016 (in thousands) Sales Units 406,331 384,853 363,666 Parts - External 28,456 22,050 21,692 Parts - Inter-segment 29,385 29,293 25,406 Other (840) (1,671) (1,381) Eliminations (29,385) (29,293) (25,406) Net sales 433,947 405,232 383,977 Gross Profit Units 108,214 128,571 120,940 Parts - External 13,215 9,377 9,967 Parts - Inter-segment 865 426 (105) Other (17,896) (14,551) (12,827) Eliminations (865) (426) 105 Net gross profit 103,533 123,397 118,080 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. Not Applicable. Item 9A. Controls and Procedures. (a) Evaluation of Disclosure Controls and Procedures At the end of the period covered by this Annual Report on Form 10-K, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer believe that: • Our disclosure controls and procedures are designed at a reasonable assurance threshold to ensure that information required to be disclosed by us in the reports we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and • Our disclosure controls and procedures operate at a reasonable assurance threshold such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to our management, and made known to our Chief 47

Executive Officer and Chief Financial Officer, particularly during the period when this Annual Report was prepared, as appropriate to allow timely decisions regarding the required disclosure. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures and concluded that these controls and procedures were effective as of December 31, 2018. (b) Management’s Annual Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. In making our assessment of internal control over financial reporting, management has used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in the 2013 Internal Control— Integrated Framework. Based on our assessment, we believe that, as of December 31, 2018, our internal control over financial reporting is effective at the reasonable assurance level based on those criteria. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report which is included in this Item 9A of this report on Form 10-K. (c) Changes in Internal Control over Financial Reporting There have been no changes in internal control over financial reporting that occurred during the fourth quarter of 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. 48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders AAON, Inc. Opinion on internal control over financial reporting We have audited the internal control over financial reporting of AAON, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control - Integrated Framework issued by COSO. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2018, and our report dated February 28, 2019, expressed an unqualified opinion on those financial statements. Basis for opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and limitations of internal control over financial reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 28, 2019 49

Item 9B. Other Information. None. PART III Item 10. Directors, Executive Officers and Corporate Governance. The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of shareholders scheduled to be held on May 14, 2019. Code of Ethics We adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions, as well as other employees and directors. Our code of ethics can be found on our website at www.aaon.com. We will also provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Scott M. Asbjornson, or by calling (918) 382-6242. Item 11. Executive Compensation. The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of shareholders scheduled to be held on May 14, 2019. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. The information required by Item 403 and Item 201(d) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 14, 2019. Item 13. Certain Relationships and Related Transactions, and Director Independence. The information required to be reported pursuant to Item 404 of Regulation S-K and paragraph (a) of Item 407 of Regulation S-K is incorporated by reference in our definitive proxy statement relating to our annual meeting of shareholders scheduled to be held May 14, 2019. Our Code of Conduct guides the Board of Directors in its actions and deliberations with respect to related party transactions. Under the Code, conflicts of interest, including any involving the directors or any Named Officers, are prohibited except under any guidelines approved by the Board of Directors. Only the Board of Directors may waive a provision of the Code of Conduct for a director or a Named Officer, and only then in compliance with all applicable laws, rules and regulations. We have not entered into any new material related party transactions and have no preexisting material related party transactions in 2018, 2017, or 2016. Item 14. Principal Accountant Fees and Services. This information is incorporated by reference in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 14, 2019. 50

PART IV Item 15. Exhibits and Financial Statement Schedules. (a) Financial statements. The consolidated financial statements and the report of independent registered public accounting (1) firm are included in Item 8 of this Form 10-K. The consolidated financial statements other than those listed at item (a)(1) above have been omitted (2) because they are not required under the related instructions or are not applicable. The exhibits listed at item (b) below are filed as part of, or incorporated by reference into, this (3) Form 10-K. (b) Exhibits: (3) (A) Amended and Restated Articles of Incorporation (ii) (B) Bylaws (i) (B-1) Amendments of Bylaws (iii) (4) (A) Third Restated Revolving Credit and Term Loan Agreement and related documents (iv) (A-1) Amendment Eleven to Third Restated Revolving Credit Loan Agreement (v) (10.1) AAON, Inc. 1992 Stock Option Plan, as amended (vii) (10.2) AAON, Inc. 2007 Long-Term Incentive Plan, as amended (viii) (10.3) AAON, Inc. 2016 Long-Term Incentive Plan (vi) (21) List of Subsidiaries (ix) (23) Consent of Grant Thornton LLP (31.1) Certification of CEO (31.2) Certification of CFO (32.1) Section 1350 Certification – CEO (32.2) Section 1350 Certification – CFO (101) (INS) XBRL Instance Document (101) (SCH) XBRL Taxonomy Extension Schema Document (101) (CAL) XBRL Taxonomy Extension Calculation Linkbase Document (101) (DEF) XBRL Taxonomy Extension Definition Linkbase Document (101) (LAB) XBRL Taxonomy Extension Label Linkbase Document (101) (PRE) XBRL Taxonomy Extension Presentation Linkbase Document (i) Incorporated herein by reference to the exhibits to our Form S-18 Registration Statement No. 33-18336-LA. (ii) Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. (iii) Incorporated herein by reference to our Forms 8-K dated March 10, 1997, May 27, 1998 and February 25, 1999, or exhibits thereto. (iv) Incorporated herein by reference to exhibit to our Form 8-K dated July 30, 2004. (v) Incorporated herein by reference to exhibit to our Form 8-K dated July 27, 2016. 51

(vi) Incorporated herein by reference to our Form S-8 Registration Statement No. 333-212863 dated August 2, 2016 and our Form S-8 Registration Statement No. 333-226512 dated August 2, 2018. (vii) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to our Form S-8 Registration Statement No. 333- 52824. (viii) Incorporated herein by reference to our Form S-8 Registration Statement No. 333- 151915, Form S-8 Registration Statement No. 333-207737, and to our Form 8-K dated May 21, 2014. (ix) Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. 52

SIGNATURES Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized. AAON, INC. Dated: February 28, 2019 By: /s/ Norman H. Asbjornson Norman H. Asbjornson, Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Dated: February 28, 2019 /s/ Norman H. Asbjornson Norman H. Asbjornson Chief Executive Officer and Director (principal executive officer) Dated: February 28, 2019 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer (principal financial officer) Dated: February 28, 2019 /s/ Rebecca A. Thompson Rebecca A. Thompson Chief Accounting Officer (principal accounting officer) Dated: February 28, 2019 /s/ Gary D. Fields Gary D. Fields President and Director Dated: February 28, 2019 /s/ Angela E. Kouplen Angela E. Kouplen Director Dated: February 28, 2019 /s/ Paul K. Lackey, Jr. Paul K. Lackey, Jr. Director Dated: February 28, 2019 /s/ Caron A. Lawhorn Caron A. Lawhorn Director Dated: February 28, 2019 /s/ Stephen O. LeClair Stephen O. LeClair Director Dated: February 28, 2019 /s/ A.H. McElroy II A.H. McElroy II Director Dated: February 28, 2019 /s/ Jack E. Short Jack E. Short Director Dated: February 28, 2019 /s/ Luke A. Bomer Luke A. Bomer Secretary 53

Exhibit 23 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM We have issued our reports dated February 28, 2019, with respect to the consolidated financial statements and internal control over financial reporting in the Annual Report of AAON, Inc. on Form 10-K for the year ended December 31, 2018. We consent to the incorporation by reference of said reports in the Registration Statements of AAON, Inc. on Forms S-8 (File No. 333-151915, File No. 333-207737, File No. 333-212863 and File No. 333-226512). /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 28, 2019 54

Exhibit 31.1 CERTIFICATION I, Norman H. Asbjornson, certify that: 1. I have reviewed this Annual Report on Form 10-K of AAON, Inc. 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; d) disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Dated: February 28, 2019 /s/ Norman H. Asbjornson Norman H. Asbjornson Chief Executive Officer 55

Exhibit 31.2 CERTIFICATION I, Scott M. Asbjornson, certify that: 1. I have reviewed this Annual Report on Form 10-K of AAON, Inc. 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; d) disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Dated: February 28, 2019 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer 56

Exhibit 32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report of AAON, Inc. (the “Company”), on Form 10-K for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Norman H. Asbjornson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations. Dated: February 28, 2019 /s/ Norman H. Asbjornson Norman H. Asbjornson Chief Executive Officer 57

Exhibit 32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report of AAON, Inc. (the “Company”), on Form 10-K for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Scott M. Asbjornson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations. Dated: February 28, 2019 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer 58

Company Officers Norman H. Asbjorson Gary D. Fields Mr. Asbjorson has served as CEO and Mr. Fields has served as President of the Company Chairman of the Board of the Company since since 2016 and a director of the Company since 1988. Mr. Asbjornson also serves as the 2015. Mr. Fields been involved in the HVAC Chairman of the Board of AAON Coil Products, Inc. industry for over 35 years. From 1983 to 2012, Mr. Asbjornson served as the President of he was an HVAC equipment sales representative AAON, Inc., from 1988 to 2016. Mr. Asbjornson at and, from 2002 to 2012, a member of the has been in senior management positions in ownership group of Texas AirSystems, the largest the HVAC industry for over 40 years. independent HVAC equipment and solutions provider in the state of Texas. Scott M. Asbjornson Mr. Asbjorson has served as Vice President, Rebecca A. Thompson Finance, and CFO of the Company since 2012. Mrs. Thompson has served as Chief Accounting Mr. Asbjornson joined the Company in 1990 and Officer and Treasurer of the Company since 2017, is the son of the Company’s CEO, Norman H. and Chief Accounting Officer of the Company Asbjornson. Mr. Asbjornson has an MBA and since 2012. Ms. Thompson previously served as has held various leadership positions with the a Senior Manager at Grant Thornton, LLP where Company, including Vice President (2007-2010) she had 11 years of experience in the assurance and President (2010-2012) of AAON Coil Products, division. Ms. Thompson is a licensed certified Inc. He also serves as Vice President, Finance, public accountant. and CFO of AAON, Inc. Mikel D. Crews Stephen E. Wakefield Mr. Wakefield has served as Vice President Mr. Crews has served as Vice President, Operations of Engineering since 2018. Mr. Wakefield since 2017. Mr. Crews has served as Director of previously served as Director of Engineering, Material and Operations since 2015, Manager of Director of Design and Engineering Operations, Operations from 1991 to 2015, and in various Senior Manager of Research and Development, operational, production and inventory management and Design Engineering Manager. Mr. Wakefield roles since the Company’s inception. Mr. Crews has been with the Company since 1999, and has has been in leadership positions in the HVAC a bachelor’s degree in Mechanical Engineering industry for over 40 years. Technology. Transfer Agent and Investor Relations Rony D. Gadiwalla Registrar Jerry Levine Issuer Direct 105 Creek Side Road, Mr. Gadiwalla has served as Vice President of 1981 East Murray-Holladay Mt. Kisco, New York 10549 Information Technology and Chief Information Road, Suite 200, Ph: 914-244-0292, Officer since 2018. Mr. Gadiwalla has served Salt Lake City, Utah 84117 Fax: 914-244-0295, as Director of Information technology since 2014, jrladvisor@yahoo.com Manager of Project Management Office from Auditors 2012 to 2014, and Engineering Automation Grant Thornton LLP Executive Offices Manger from 2009 to 2012. Mr. Gadiwalla has 2425 South Yukon Avenue 2431 East 61st Street, been with the Company since 2004, and has Suite 500 Tulsa, Oklahoma 74107 Tulsa, Oklahoma 74136 a bachelor’s degree in Software Engineering. Common Stock General Counsel NASDAQ-AAON Johnson & Jones, P.C. Two Warren Place 6120 South Yale Avenue, Suite 500 Tulsa, Oklahoma 74136

Board of Directors Listed in Alphabetic Order Norman H. Asbjorson CEO/Chairman of the Board Gary D. Fields President/Director Angela E. Kouplen Paul K. Lackey, Jr. Ms. Kouplen was elected as a director of the Mr. Lackey has served as a director of the Company in 2016. Ms. Kouplen has over Company since 2007 and is Chairman of the 20 years of experience at multiple energy Governance Committee. Between April 2002 companies, with an emphasis on information and October 2005 Mr. Lackey served as CEO and technology, contract management, sourcing/ President of The NORDAM Group, a privately held vendor relations, human resource management, aerospace company. Between October 2005 strategy and governance. From 2012 through and December 2008 Mr. Lackey served as the 2014, Ms. Kouplen served as Director - Talent Chairman and CEO of The NORDAM Group. Acquisition and Leadership of WPX Energy, Between January 2009 and December 2011 and from 2015 to 2016, Ms. Kouplen served Mr. Lackey served as the Executive Chairman of as Vice President - Information Technology of the Board of The NORDAM Group. Since January WPX Energy. From 2016 to November 2018 Ms. 2012, Mr. Lackey has served as the Chairman of Kouplen served as Vice President of the Board of The NORDAM Group. Administration and Chief Information Officer of WPX Energy and from November 2018 to present currently serves as Senior Vice President of Administration and Chief Information Officer. Caron A. Lawhorn Stephen 0. LeClair Ms. Lawhorn was elected as a director of the Mr. LeClair was elected as a director of Company in 2019. Ms. Lawhorn is a certified the Company in 2017. Mr. LeClair has 25 public accountant, and currently serves as years of experience in various executive, Senior Vice President and Chief Financial Officer, manufacturing, finance, sales and operational of ONE Gas, Inc., a standalone one hundred positions. Mr. LeClair currently serves as CEO of percent regulated publicly traded natural gas Core & Main (formerly HD Supply Waterworks) a utility. Prior to her current role, she served position he has held since 2017, and in such role as Senior Vice President, Commercial, a is responsible for leading the nation’s largest position she held from ONE Gas's separation distributor of water, sewer, storm and fire from ONEOK in 2014. She served in the same protection products. Prior to his current role, he position at ONEOK, since 2011. From 2009 until served as President of HD Supply Waterworks 2011, Caron was Senior Vice President, Corporate from 2011 to 2017, Chief Operating Officer of Planning and Development of ONEOK and HD Supply Waterworks from 2008 to 2011, and ONEOK Partners, responsible for business President of HD Supply Lumber and Building development, strategic and long-range planning Materials from April 2007 until its divestiture to and capital investment. ProBuild Holdings in 2008. Mr. LeClair joined HD Supply in 2005 as Senior Director of Operations. A.H. McElroy, II Jack E. Short Mr. McElroy has served as a director of the Mr. Short has served as a director the Company Company since 2007 and is Chairman of the since July 2004, lead independent director since Compensation Committee. From 1997 to present, January 2019, and is the Chairman of the Audit Mr. McElroy has served as President and CEO of Committee. Mr. Short was employed by Price McElroy Manufacturing, Inc., a manufacturer of Waterhouse Coopers for 29 years and retired as fusion equipment and fintube machines. the managing partner of the Oklahoma practice in 2001.

Company Employees THE ONGOING SUCCESS OF OUR COMPANY CAN BE DIRECTLY ATTRIBUTED TO OUR EMPLOYEES ANGEL ACEDO NORA BACKUS LARRY BOWERS TYLER CALICO KHAM KHAW CIN SCOTT COON MIRIAN ACOSTA BRAULIO BAEZ EUGENE BOWMAN JORGE CALIXTO KHAM KAP CIN DONNA COONFIELD MA ACOSTA DE AGUAYO JACOB BAIER KYLE BOWMAN EDWARD CALLOWAY LANG KHEN CIN GREGORY COOPER ANDRES ACOSTA-LUJAN TERI BAIR JOHN BOYD LAZARO CAMA LUAN NGAIH CIN JAMES COOPER RAQUEL ACUNA SEGURA DWIGHT BAKER JUSTIN BOYD MARIA CAMACHO PAU LAM CIN PAMELA COOPER ENRIQUETA ADAME JOSEPH BAKER ANTHONY BOYD, JR TEVIN CAMERON PAUL THANG KHAW CIN* MARIANA CORDOVA DERRICK ADAMS JUAN BALANDRAN MARC BRADBURY DAVID CAMPBELL SUAN EN CIN JEREMY CORNELIUS JAMILAH ADAMS JOHN BALDWIN COREY BRAKER REGINALD CAMPBELL VUNG LAM CIN GENOVEVA CORONA DAKOTA ADAMS LUKE BALDWIN JAIME BRAME RUSTI CAMPBELL VUNGH KHAN CIN DE RIVERA PAUL ADAMS DENNIS BALTHAZAR MILES BRIGHT MICHAEL CAMPBELL, II CIN THEIGH CING MICHAEL CORTEZ REBECCA ADAMS CLAUDIA BANDA MICHAEL BRIMER ODESS CAMREN CING LUN CING ROSA CORTEZ RYAN ADAMS MYLES BARBER JOHN BRISCO JACOB CANTREL DIM K CING FRED COTTON MARIA AGUAYO GREGORY BARKER, JR. ALAN BROCK DOMINICK CAPRIA DIM LAM CING BILLY COX LEONARD AGUILAR, JR JUSTIN BARLETT DUSTIN BROD BILLY CARDER LIAN CING ENOCH COX ARLEEN AIZAWA LEROY BARNABAS WINSTON BROSEKE DREW CARDOZA LIAN H CING ADRIAN CRABTREE HARRY AIZAWA JAMES BARNES, III ORVILLE BROWER JUSTIN CARDOZA LIAN HAU CING KATHLEEN CRABTREE DANIEL ALAGDON DAVID BARNETT PHYLLIS BROWN TODD CARNER LUN LAM CING STEPHAN CRABTREE MICHAEL ALDRIDGE ANA BARRAGAN DE ALTENEH LARODERICK BROWN CLARENCE CARR MAN LUN CING REBECCA CRAIGHEAD TAWANTA ALEXANDER NEREYDA BARRIOS RUSTY BROWN TIBERIUS CARRAWAY MAN CING RICHARD CRAITE JAMES ALEXANDER FRANCISCO BARTOLO GAONA ARIELLE BROWN LISA CARRIERO NANG ZA CING STEVEN CRASE MARQUIS ALEXANDER JAMIE BASSETT DAVID BROWN MICHAEL CARRILLO NEM GIN CING QUINCY CRAWFORD SHARON ALEXANDER PATRICIA BASTIDAS JAMES BROWN RONALD CARSON NGAI LIAN CING COURTNEY CRAYNE SHANNON ALFORD SHERRY BATES MITCHELL BROWN VINCENT CARSON NIANG LUN CING JACOB CRAYNE AHMAD ALI JAMES BAUGH STEVEN BROWN TERENCE CARTER* NING SAWM CING KEYLON CRAYTON ROBERT ALLARD STUART BAUGH TOPAZ BROWN JERMAINE CARTER NUAM SUAN CING BRADLEY CREWS PAUL ALLEGREZZA LIONEL BECKMAN DONALD BROWN SMITTICK LARRY CARTER, JR. SAN CING MIKEL CREWS JOHN-PAUL ALLEN ALEXIS BEDA JAMES BROWN, IV CRISTOBAL CARVAJAL SAN CING SAVANNAH CROSSON SONIA ALTER ESPINA JASON BELL JOHNNY BROWN, JR. COLORADO THANG ZA CING DARRELL CROW ISRAEL ALTER GRANADO QUENTIN BENKE JENNIFER BRYAN YVONNE CASE ZEN NEM CING SARAH CROWLEY BILLY ALVERSON, III FRANCIS BENNETT, JR. CHRISTOPHER BRYANT KEITH CASEY ZEN CING CHRIS CUMMINGS GABRIEL ANAYA JOSEPH BENOIT MINH BUI BEATRIZ CASIANO THERESA CING KOK ROBERT CUMMINGS SARAH ANDERSEN* BONNIE BENSON JASON BUNNELL JORGE CASTELLANOS JUSTIN CLAIBORNE* ANTHONY CUNNINGHAM JASON ANDERSON STEVEN BENSON JOSHUA BURGESS DAVID CASTILLO LOURDES CLANCE TYREE CURRIN JOSEPH ANDRUS JARED BENTON* SCOTT BURGESS MARIO CASTRO JR. CHRISTI CLARK KEVIN CYRUS WESLEY ANSELME IDA BERMUDEZ LATISHA BURKHALTER IRVIN CASTRO SIFUENTES DYWAN CLARK ZIRAM DAHKUM LAURA ARAUJO GONZALEZ DAVID BERRY DIALLO BURKS BRIAN CAVNER GEORGE CLARK ZAWNG DAI CLYDE ARCHER SERGIO BESERRA ROBYN BURNETTE HECTOR CAZARES SAMUEL CLARK, JR. CING DAL JESUS ARELLANES RAMIREZ JAMMIE BETHEL CHRISTOPHER BURRIS FRANCISCO CERVANTES JUAN CLEMENTE VALLADARES GIN DAL FIDEL ARGUMEDO RANGEL CARL BEYER CHARLES BURROUGH BRYAN CHADWELL RONNIE CLOWERS NENG DAL JOSE ARGUMEDO RUIZ BRANDIE BIFFLE DANIELLE BURROW GUADALUPE CHAIREZ-GALAN KEANDRE COBB HENLEY DANG JOSHUA ARMAS DANIEL BIGBY THOMAS BURROW LARRY CHALK KENTRAIL COBB JOHN DANIELS KYLE ARMOUR KENNETH BIGHAM JR CLIFTON BURRUS ZO CHAMA MARK COBB JUSTIN DANIELS JERI ARMSTRONG TYLER BILLY PENNY BUSH LARRY CHAMBERS ADRIANA COBOS JENIFUR DAVIDSON KIMBERLY ARNONE PHILLIP BINFORD JEROME BUSH RICKY CHAMBLISS KENNETH COCHRAN CAROLYN DAVIS MARIA ARREDONDO AMIE BISHOP WAYNE BUSH DONNIE CHANDLER, JR. TROY COCKRUM CARL DAVIS GERARDO ARROYO VICKIE BLACK VERENICE BUSTOS ROBERT CHANEY ANDRE COHEN CAMERON DAVIS ROSA ARROYO SANCHEZ ETHAN BLACKMAN KEDRIC BUTLER* PATRICK CHAPMAN BRANDON COLBERT DARRYL DAVIS ROGELIO ARTEAGA KENNON BLACKSHIRE JAMES BUTLER CONNIE CHASTEEN MICHAEL COLE GREGORY DAVIS NORMAN ASBJORNSON DAVID BLEVINS ROSA BUTLER ALEEX CHATKEHOODLE NATHAN COLE JASMINE DAVIS SCOTT ASBJORNSON DEVON BLOOD TIFFANY BUYCKES CHRISTELLA CHAVEZ ROBERT COLE JERRY DAVIS JOHN ASHLEY, JR NICHOLAS BOBBITT MARY BYA EDGAR CHAVEZ DONNIE COLEMAN, JR MATTHEW DAVIS DAVID R ASHLOCK LAM BOI* JANIBAL CABUDOY GREGORY CHAVEZ CLAYTON COLLINS RICHARD DAVIS DAVID L ASHLOCK LHING BOI MARBELLA CADENA ZULLY CHAVEZ TIM COLLINSWORTH TERRANCE DAVIS CODY AUSBROOK LUN BOIH ALEJANDRO CADENA STEVEN CHERRY AARON COLUMBUS BILLY DAVIS, JR. STEVEN AUTEN NUAM BOIH MARIBEL CADENAS KEVIN CHESTNUT BOBBY CONDITT DANIEL DE CASAS JOSE AVILA ADELTRUDES BOND CLEVELAND CAGE, JR. MANI CHETTIPALLI NICHOLAS CONGER YOANA DE LA TORRE JOSEPH AVILA JOSHUA BONEY STEVEN CAGLE EDDIE CHOATES DALE CONKWRIGHT CARLOS DE LOS SANTOS KEVIN AVILA MICHAEL BONEY YOSMAR CALDERA TERRANCE CHOICE JR JUDE CONNOLLY DANYALE DEARION SENG AWNG KARLY BOOKOUT HERNANDEZ AWI CIANG MARK COOK DAVID DEASON ORLANDO AYALA ROGER BORJA BARREIRO MARGARITO CALDERON MAU LUN CIIN ADDIE COOKS SETH DeCOUX KRISTIN AYLETT CINDY BOSTICK SANDRA CALDWELL VUNG LAM CIIN MICHAEL COOLIDGE JOYLE DEERING, JR

ISMAEL DELAPAZ KHAM EN THANG JOSE FREGOSO MEKION GRANT TONYA HASTINGS MATIAS DELAPENA JR TINISHA ENGLISH ANGEL FRIAS APRIL GRAUGNARD CING HAU DOREEN DELEO DEIDRE EPPS TIMOTHY FRIAS PEARLIE GRAVES CING N HAU JUANA DELOBO CARLOS ESCOBAR KANAN BRANDON FRICK MICHAEL GRAY KAM HAU RAQUEL DELUNA DWIGHT ESKEW SHILAH FRIDAY DREW GRAY NGAI HAU MATTHEW DEMAREE NORBERTO ESPARZA- BARRY FRIEND ANTHONY GREEN THANG HAU BARRY DENNIS TORRES WADE FULLER DAVID GREEN NENG HAU LIAN HELEN DENNIS JOAN ESPINA MATHEUS ANDRE FURMAN KYLA GREWE PAUL HAVENS MICHAEL DENNIS DELIA ESTRADA RONY GADIWALLA STARLA GRIFFIN JOVAN HAWKINS JOSEPH DENTON RANDY ETHERIDGE CURTISS GAINES RONALD GRIMES BILLY HAWLEY, JR. DONALD DERAMUS, JR GILDA ETUMUDOR SARA GAITHER EBELIO GRISHAM ANDREA HEIDT MATTHEW DESHAZER JAMES EVANS ERNESTO GALLARDO RACHEL GRUNDMANN CHAKIRIS HENDERSON JARED DEVAILL TYLER EVANS JORGE GALVAN JOHN GRUNDMANN SHEILA HENDERSON AUDENCIA DEVILLA ZSAQUITA EVANS ALEYDA GAONA JUAN GUERRA MEDINA DANIEL HENDERSON ROY DEVILLE MARCUS EVANS, JR DE MARTINEZ LUIS GUEVARA ERIC HENDERSON CHRISTIAN DIAZ JOSHUA EVERETT JOE GARCIA MARIA GUEVARA STEPHEN HENDRIX JONATHAN DIAZ CHAD EVERS JAIME GARCIA RODOLFO GUEVARA KENNETH HENRY MARISELA DIAZ NUNEZ KYLE EVITT ANGEL GARCIA CAROLINA GUILLEN JUSTIN HENSHAW CASEY DICKENS KURTIS EWING DAVID GARCIA VERNICE GUINN JALEN HENSON LACEY KAYLYNN DILLEY JESSE EWTON ISIDRO GARCIA ARRIAGA RONALD GUINN MARIANO HERNANDEZ CIANG DIM ARACELY FAGLIE YESICA GARCIA BARRETO KEVIN GULLICK GERARDO HERNANDEZ CING DIM SHAWN FAIRLEY ALVARO GARCIA BARTRA NATHANIEL GUNN ANGELA HERNANDEZ DON DIM JESSICA FARIA PORTILLO TERESITA GARCIA DIAZ RICKEY GUNTER ARMANDO HERNANDEZ HAU DIM AUSTIN FARLEY LESLIE GARCIA TAPIA SILVIA GUTIERREZ CORCINA HERNANDEZ MAN DIM DE'ANDRE FARLEY ROGER GARCIA TAPIA MENDOZA JOSE HERNANDEZ NIANG DIM AMY FEHNEL ROBERT GARDNER EUGENE GUY LUIS HERNANDEZ THANG DIM CATALINA FERNANDEZ EBARDO GARI GARCIA GARY GUYTON AXEL HERRERA BAEZ VUNG DIM FABIOLA FERNANDEZ NORMA GARIBAY GEORGINA GUZMAN MARIA HERRERA PERNIA CING DIM TUANG CARLOS FERREBUS RIVAS VILLENA SCOTTY HAGLER PAOLA HERRERA REAL CATHERINE DIMICK ROBERTO FERREBUZ MICHAEL GARLAND, JR. MICHAEL HAINES RAMEE HESTER JOHAN DINA RIVAS ALEXIS GARZA NGAM HAK MARK HESTON CONG DINH DAVID FERRELL, II DONALD GAY TIMOTHY HALBERT EDDIE HEWITT TIEN DINH ALFRED FETTERHOFF, JR GREGORY GENTRY CODY HALE MICHAEL HICKMAN ZAM DO GARY FIELDS MARLANA GENTRY REBECCA HALE BRENDA HIGGINS DANIEL DOERING THOMAS FIERROS JAMES GEORGE MARCIA HALEY* LARRY HIGHFIELD SOL DOMINGUEZ CHRISTIAN FIGUEROA STEPHANIE GEORGE JOSHUA HALFPAP JAMARIOUS HILL ALMA DOMINGUEZ MAURAS ANTHONY GEORGE DENNIS HALL CHRISTOPHER HILL PABLO DOMINGUEZ ANDREW FINCH KEVIN GEORGE JACK HALL DONALD HILL NIANG DON JESSICA FINKBINER KURSTON GERTY JEROME HALL KATHERINE HILL CIN DONG STEPHEN FINNEY PETR GETMANENKO KELLY HALL SANTANYA HILL MKSING DOPMUL ANTHONY FISHER GABRIEL GIACHINO STEPHEN HALL DAVY HILL, JR. NANG DOPMUL* BRUCE FISHER CHARLES GIBSON SUMMAR HALL D'ANNA HILTON NIANGNUAM DOPMUL RICKEY FISHER LAMAR BRADLEY GIBSON DALE HALL,III LAMONT HINES THANGMINLIAN DOPMUL SHANE FITZPATRICK JAMES GILBERT ZACHARY HALSEY JUAN HINOJOSA DEVIN DORNAN ISAAC FLAHERTY KYRANNA GILSTRAP DANIEL HALTERMAN TYSON HINTHER JOHN DOVITSKI III CAROLINA FLORES* MARIA GOMEZ TOLOVE HAM JOSEPH HIOTT ROGER DRAINE LAURA FLORES JOSE GOMEZ SHYNESE HAMILTON MIN HLA SENECA DRENNAN ELISA FLORES REIQUEL GOMEZ G. SCOTT HAMILTON THANG HMUNG MICHELLE DREW EFIGENIA FLORES MARIA GOMEZ MEDINA JOHN HAMILTON JR. TUANG HNIN CATHRYN DUBBS GABRIEL FLORES-BERNAL JAFET GOMEZ ORTIZ RANDY HAMMOND BLAKE HOBBS THERESA DUGAN JON FLOYD SERGIO GOMEZ-PEREZ SAM HAMMOUD JACOB HOBBS GUY DUNN MARK FLY RAUL GONZALEZ MUNG HANG NATALY HOBBS JUSTIN DUNN REBECCA FORD IMELDA GONZALEZ PAUN HANG ANDREW HODGES FERNANDO DURAN SHEILA FORREST ROBYN GONZALEZ THANG HANG TAQUISA HOD- MIGUEL WYETHA FOSTER BEVERLY GONZALEZ LAKEISHA HANNAH NETT-SMITH RALPH DURBIN ALEX FOSTER MARISELA GONZALEZ CHIN HAOKIP DAVID HOGAN KYLE DURNING CHRISTOPHER FOSTER ABRUM GONZALEZ ALTER LHUN HAOKIP LENA HOGAN RANDY DWIGGINS* FREDERICK FOSTER MEJHEL GONZALEZ ALTER PAO HAOKIP LEE HOLDEN, JR. WENDELL EASILEY RAMON FOURSHEY LIDIA GONZALEZ RIVERA DEREK HARBIN, SR. DEBRA HOLMAN CHRISTOPHER EASON LORETTA FOWLKES DELFIN GONZALEZ MARKUS HARDWICK WILLIAM HOLMAN KRYSTLE EDENS KENNETH FOYIL VILLAMIZAR SCOTT HARJO LAWRENCE HONEL JOE EDWARDS MICHAEL FRANCIS MICHAEL GOODROAD BRUCE HARMAN, II ANASTASIA HONN MARDIN EJERCITO EYLIDD FRANCO BARRY GOODSON DONALD HARRIS JACK HONN LIPSINA ELIMO RUBEN FRANCO GOMEZ NOOM GRAHAM STACEY HARRIS STEPHEN HOOVER MELISSA ELLIS JACQUES FRANK MARLEITTA GRAMMER BOBBY HARRIS, III STANLEY HORTON AUSTIN EMBRY PHILLIP FRANK BUENAVENTURA GRANA- ROBI HARTMANN STEWART HOSEAH MATTHEW EMERY- WARREN FRANKLIN DOS-RUBIOS HEATHER HASKINS NU HOU GIUFFRE BRENDA FREEMAN ERIC GRANT ARCHIE HASS III SANDRA HOUSE

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NIANG NGAIH LUN MICHEL MARRERO SEAN McNARY CIN K MUNG CIN M NIANG VUNG LUN RIVERA JUSTIN MCPHERSON CIN S MUNG CIN N NIANG THANG LUONG ANA MARROQUIN JOHN MCSHAN III DAII MUNG CING NIANG THI LUU ESTEBAN MARROQUIN GINA MEANS DAL MUNG DIM L NIANG JACOB LUZIER JONATHAN MARSHALL JON MEDEIROS GINDAL MUNG DIM H NIANG KELLY LYBARGER ERROL MARSHALL SILVESTRE MENDEZ HAU MUNG DIM M NIANG AHCHANG MABU CHRISTINA MARTIN GONZALES HERO MUNG EN NIANG CARMEN MACIAS JERRY MARTIN ANTONIO MENDOZA* JAMES MUNG ESTHER NIANG TERRAZAS MICHAEL MARTIN JOHNNY MERRELL, JR KAI MUNG GIN NIANG JORDAN MACK WILLIAM MARTIN NICHOLAS MERYHEW KAM MUNG GO NIANG KEITH MACKEY DANIEL MARTIN III YUNIOR MESA VIEYTO KHUAL K MUNG* HAU NIANG RUSTIN MACKEY FLORENTINO MAR- STEVEN METCALF KHUAL S MUNG KAP NIANG LARRY MADALONE, II TIN-ROMO CARMEN MILAM KHUP MUNG KHAN NIANG JORGE MADRIGAL OBDULIA MARTINEZ RANULFA MILIAN LANG G MUNG KHEM NIANG TAM MAI AMANDA MARTINEZ CHRIS M MILLER LANG K MUNG LAM NIANG CHRISTOPHER MAIDHER LEONARDO MARTINEZ MARQUIS MILLS NANG MUNG PIANG NIANG NIKKI MALONE HECTOR MARTINEZ JENNIFER MILLS NGIN MUNG PUM NIANG KOZI MALONG MOLINA DALLAS MITCHELL NGO MUNG TUAL NIANG JEFFREY MALY YESENIA MARTINEZ JASON MITCHELL PAU S MUNG VUNG NIANG CING L MAN VAZQUEZ PHILLIP MITCHELL PAU K MUNG ZEL NIANG CING S MAN THOMAS MASENGALE, JR. ROBERT MITCHELL PAU L MUNG JACOB NICHOLS LIAN MAN DAVID MASON VOLTA MITCHELL PETER MUNG SIMON NIEKERK NANG MAN BEVERLEY MASON ERASMO MOCTEZUMA SUAN MUNG THANG NING TAM MANA SHERIDAN MASON JAY MODISETTE THANG K MUNG ZAM NING MARIA MANCILLA JAMES MASON BIASNEY MOJICA THANG S MUNG CING NO AWI MANG DANIEL MATA CASTANEDA THANG L MUNG THANG NO CHIN MANG SANDRA MATA JOSUE MOJICA TORRES THANG D MUNG NUAM NOO CIIN KHO MANG ELVIN MATHIS* RAFAEL MONARRES TUAL MUNG WILLIE NORFLEET CIN KHAN MANG ASHLEY MATTHEWS ALEXIS MONASTERIO VUM MUNG ERIC NORRIS CING MANG PATRICIA MAUCH AGUILERA VUNGH MUNG DAISY NOU DAI MANG RON MAUCH ERICA M MONDRAGON GABRIEL MUNIZ JERRY NOWEL EN C MANG CIIN MAWI STEPHANIE MONROE GONZALEZ TUMAI NPAWT EN MANG PATRICIA MAXIMO DINORA MONROY JESUS MUNOZ KIM NU GIN MANG LEONARD MAXWELL DE DIAZ JOHN MUTANDA LIAN NU HAU MANG SHANE MAYHUGH IRIS MONTANEZ SAW NAING MANG NU HAU D MANG TAMALA MAYS FIORELA MONTANO DIEGO NAJERA CIIN NUAM KAM MANG TION MAYS NATALIE MONTANO AH NAN CING Z NUAM KHAI MANG COURTNEY McAFEE JOHNNY MONTOYA LAWRENCE NANG CING D NUAM KHAM T MANG TINA McBEATH TONY MOORE SING NANG DIM NUAM KHAM MANG ROBERT McBOWMAN CORDELL MOORE THAWNG NANG MAN NUAM KHAN MANG MYKEA McCALISTER HERBERT MOORE THOMAS NANG NING NUAM KIM MANG IAN McCARTY MARIO MOORE DARIN NARBOE THANG NUAM LAGH MANG FRANCIS MCCLAIN MARK MOORE THANG NAULAK THERESA NUAM LIAN MANG ROBERT McCLEARY PHILLIP MOORE MARIA NAVA ZEN NUAM LIAN S MANG DIRK McCLELLAN MARTHA MORALES HTOI NAW MICHAEL O'BRIEN LIAN N MANG WALTER McCLUSKY ALFONSO MORAN CLAYTON NEAL BRUNO OCHOA* LINUS MANG MICHAEL McCONNELL TONY MOREHEAD NATALIE NEILSON JORGE OCHOA MAN MANG DEBRA MCCOWAN LUKE MOREY NIANG NEL MICHAEL ODOM NGIN MANG WESLEY McCOWAN, JR. CHRISTOPHER MORGAN NATHANIEL NELSON ALEXANDER OFOSU NIAN MANG MICHAEL McCUIN ELROY MORGAN CING NEM RICKEY OGANS NING MANG KATHY McCULLOCH JOHN MORGAN DIM NEM UDUIHAYE OGEDENGBE SUI MANG LOYD McDANIEL MATTHEW MORGAN DEI NENG WYATT OGLE THANG MANG MISTI McDARIS JOSE MORONTA URBINA JOSHUA NETTEN ANTHONY OLIVERAS VUNG MANG JAMES McELROY PAUL MORRIS SETH NETTEN KEITH OLSON ZAM K MANG NICHOLAS McELROY JAMES MORROW MANG NGAIH ERIC OLSON ZAM S MANG MICAH MCELWEE LONDON MOSELEY DIM NGAIH LIAN SONYA OLSON ZEN MANG CLAYTON McFALL PHILLIP MOSS, JR. NUAM NGIN JAMES ONEILL, JR THANG MANGA JEFFERY McGEE CLAYTON MOTE ZAM NGIN CHRISTINE ONEY STEPHANIE MANHAVE RONNIE JOE McGEE PASIAN MUAN EN NGO PAUL ONYENEHO BARBARA MANNS RONNIE McGEE CING MUANG PAU NGO MARIA ORONA DAVID MANSINGER BENJAMIN MCINTIRE, JR MUA MUANG A VAN NGUYEN LETICIA ORONA APRIL MARGWARTH JOHN McINTYRE DELCIMAR MUJICA DUONG NGUYEN MARGARITA ORONA PAUL MARGWARTH CHRISTOPHER McKEE MENDEZ HUNG NGUYEN VICTOR ORONA WILLIAM MARKWARDT DANIEL McKEE ERIC MULLINIKS HUU NGUYEN JESSICA ORTIZ ESTRADA MARIA MARQUEZ DONNA McKINNEY ALONZO MUMPHREY NOI NGUYEN DAVID OSBORNE DE-GILBREATH JADARRIK MCLEMORE THANG L MUN PHUOC NGUYEN OFELIA OSUNA MARIANA MARQUEZ GEORGE E MCNAC THANG S MUN THANH NGUYEN JENNIFER OVERMEYER MARQUEZ GEORGIE A MCNAC CIN D MUNG HKAWN NHKUM DEVIN OVERSTREET

JOHNNY OWENS SHANNON PHILLIPS BRIAN RAMBO J RODRIGUEZ-FLORES WILLIAM SCHAROSCH AH PA TYMARQUIS PHILLIPS JESUS RAMIREZ DERRICK ROGERS CALEB SCHMELING MIGUEL PABON RODNEY PHILLIPS. JR KELI RAMIREZ DON ROGERS JOHN SCOTT MARIA PADRON ALEXANDER PHOMPRIDA MARISSA RAMIREZ GEEOVANTA ROGERS JERRY SCOTT JUSTIN PAGE HAU PI YOSSELIN RAMIREZ TONY ROGERS TANZY SCOTT MARK PAGE HELEN PI AGUILAR DEVON ROHRING LISA SCRIBNER BRANDON PAIGE NIANG PI ROSA RAMIREZ AGUINAGA LIDIA ROJAS MARK SCURLOCK ROBERT PARANG PETER PI GERMAN RAMOS ALONSO NELSON ROJAS RONA SEAGO JORDY PAREDES THANG PI HEIDI RAMZEL JEFERSON ROJAS THANG SEI HEIDI PARK THOMAS PI AARON RANDALL GONZALEZ THONGKU SEI CHAVAUGHNA PARKER TUANG PI ROBERT RATLIFF TONY RONGEY TONG SEI BILLY PARKER TUANG PI TOMMY RATLIFF OSCAR ROSE NEM SEN ROBERT PARKER TUN PI KYLE RATZLAFF ROBERT ROSENCUTTER KAYUN SENG TIMOTHY PARKER GOH PIANG DAKOTA RATZLOFF RALPH ROSENOGLE ROI SENG CODY PASEMAN KHUP PIANG TERRY RATZLOFF CASEY ROSS NICHOLAS SERNA JASON PATE MAN PIANG CURTIS RAYON MARY FRANCES ROWE KEVIN SERNA MEDINA CALEB PATERIK THANG K PIANG KEIANYA RAYSON RICHARD ROWE, JR. CARROL SHACKELFORD PAUL PATTERSON THANG L PIANG THOMAS READ JACOB RUCKER ALISHA SHAW CIANG PAU VAN PIANG DIEGO REBOLLAR-MARIN RICARDO RUIZ JAMES SHELTON CIN L PAU CHRISTOPHER PICKENS PEGGY REDDEN MA RUIZ ORTEGA VASILIY SHEMEREKO CIN N PAU DANIEL PICKETT CHRISTOPHER REED TERENCE RUSHING LARRY SHEPHERD DAI K PAU ANDREA PIGEON COCO REED HAROLD RUSSELL AMANDA SHERIDAN DAL Z PAU CLIFFORD PITCHFORD JAMES REED JAMES RUSSELL DARREN SHERWOOD DAL KHAN PAU HAROLD PITTS, II MICHAEL REED JOANA RUVALCABA COURTNEY SHINAULT EN PAU CANDY PITTSER MONTIE REED KARINA SAENZ ACOSTA BRUCE SHIPLEY GIN PAU MARIELYS PLAZA CARPIO GUADALUPE REESE CESAR SAENZ RODRIGUEZ WESTLEY SHOEMAKE KAM PAU MICHAEL PLUMMER BYRON REEVES KYLE SAGO RAYMOND SHUNOWSKI, JR MUNG PAU OSIEL POBLETE BARTOLO AMANDA REEVES LORENZA SALAS NAA SIAM NANG PAU KEVIN POBUDA MARGARET REEVES ADAN SALAZAR ZAM SIAM NENG H PAU SHELBEY POINDEXTER FEDORA REGUS ABELINO SALAZAR CIIN SIAN NENG K PAU SUSANNE POINDEXTER STEPAN REGUS LAOTSE SALAZAR BOLIVAR CING SIAN PUM PAU BASANT POKHREL RODOLFO RENTERIA MARIANGEL SALAZAR NGIN SIAN THANG PAU RENU POKHREL JOHN RENTKO, JR. GONZALEZ ON SIAN ZAM L PAU JESUS PONCE JAKOB RESSLER YSABEL SALAZAR SOARES PAU SIAN ZAM K PAU EDIE POND PABLO REYES MARIA SALDIVAR NELSON SIERRA NAN PAW MICAH PONDER AGUSTIN REYES, JR. MIGUEL SALDIVAR YANNELIS SIERRA DE GARI MANI PAZHANATHA MARK POOL DAICHI REYNA VICTOR SALDIVAR ELIBETT SILVA PERDOMO DALAM RAMONDA PORTER THOMAS REYNOLDS JOSE SALDIVAR OREPEZA* TARA SIMMONS CARLDELL PEARSON ASHLEY POWELL DANIEL RHOADES DAVID SALEGO CORY SIMMONS HERLIP PELL DAVENA POWELL BRYAN RICHARDSON DIANA SALINAS JERRY SIMMONS MARIA PENA RUDY POWELL KENYON RICHARDSON JEFFREY SALISBURY DWAYNE SIMPSON MICOLE PENNINGTON JEFFERY POWERS DAVID RICHARDSON, JR.* WILLIAM SALLEE DAAI SING RONALD PENNY, JR MICHAEL POYNTER ROBERT RIDDELL AH SALUPTA DAL SING VLADIMIR PENYAZ JOSE PRADO ANGELA RIDEOUT BEATRIZ SANCHEZ NANG SING IVORY PEOPLES KENNETH PRENTICE, JR. BRETT RIEGEL CRISTAL SANCHEZ THAWN SING LETICIA PEREZ LEE PRINCE RASHID RIGGINS EFREN SANCHEZ CHRISTOPHER SISSOM JOSE PEREZ KHAI PU DANIEL RITCHIE LUCIA SANCHEZ MICHAEL SITTERLY JOE PEREZ KHAI PU HILLARY RITE MARIA SANCHEZ MICHAEL SKINNER CESAR PEREZ KHAM PU RAMON RIVERA LUZ SANCHEZ NUNEZ ANDREW SLAVENS SERGIO PEREZ MANG PU SIGFREDO RIVERA PAMERLA SANDERS LLEWELLYN SLAYTON HECTOR PEREZ ARIAS MUANG PU MICHELE ROBB CALVIN SANDERS DEBI SLOAN PEDRO PEREZ PAEZ PETER PU LEE ROBERTS LYNCON SANDERS LARRY SLONE DONNA PERRY TUANG PU SANDY ROBERTS TANISHA SANDERS PAMELA SMITH KIMBERLY PERSONS ALMA PUGA CARL ROBERTS CIN SANG TONY SMITH MONTELL PETE KHAI PUI MICHAEL ROBINSON LIAN SANG FRANKIE SMITH LADRUE PETERS THANG PUI DAVID ROBINSON, JR. SAMUEL SANG MARY SMITH ROBERT PETERSON KAM PUM REBECCA ROBLEDO TUAN SANG ALYANTE SMITH DANIEL PEURIFOY THANG PUNO TERRENCE RODGERS LAL SANGI CARMA SMITH KINH PHAM MICHAEL PUTNAM BRAD RODRIGUES WILLIAM SANGSTER CHRISTOPHER SMITH LINH PHAM FLARA RACHU ADRIANA RODRIGUEZ ANTONIO SANTACRUZ DOUGLAS SMITH PHUOC PHAN FRANCIS RACHU REBECCA RODRIGUEZ WENCESLAO SANTIAGO JAMIE SMITH NATHANIEL PHILLIPS* VICKINSON RACHU JESICA RODRIGUEZ IGNACIO SANTILLAN JEFFERY SMITH ADRIANA PHILLIPS VINA RACHU RICARDO RODRIGUEZ REBECCA SAR JUSTIN SMITH ALEXANDER PHILLIPS VINCENT RACHU HECTOR RODRIGUEZ BROOKLYN SARGENT KELSEY SMITH BRANDON PHILLIPS ERIC RACINE MARIA G RODRIGUEZ ERICK SAWYER KERRY SMITH KRISTOFER PHILLIPS HOLLY RALSTON MARIA L RODRIGUEZ LANGH SB KYLE SMITH NATHAN PHILLIPS PHILIP RAMALY NELSON RODRIGUEZ AUDREY SCHAMING MARQUIS SMITH

RENALDO SMITH LARRY TATE, JR JESSICA THURBER JULIO VALLE JERRY WALLER JEREMY WILSON RICARDO SMITH GABRIEL TAYLOR TED TIGER BRENNEN VANCE TODD WALLINGFORD JUSTIN WILSON RYAN SMITH BEVERLY TAYLOR KYLE TILLERY TIMOTHY VANCE JUSTIN WALLIS SUSAN WILSON TAMARA SMITH BRENDON TAYLOR DIONA TIO ZACHARY VANCE WELDON WALSTON WESTON WILSON WILLIAM SMITH ERIC TAYLOR TAILY TISAN ALLEN VANG STEPHANIE WALTER NAW WIN JAMES SMITH, II RANDALL TAYLOR EBBONY TITSWORTH DALLAS VANG BELINDA WALTERS DYLAN WINN WILBERT SMITH, JR.* REBECCA TAYLOR LAL TLING SEVERO VARGAS NOLAN WALTERS WHITNEY WINN ANTHONY SMITH, JR. ROSEANN TAYLOR THAWNG TLUANG RAFAEL VARONA SHORICORE WALTERS* VINCENT WINTON TYLER SNODGRASS ANDREA TEAKELL* WILLIAM TOBAR EVELYN VASQUEZ NEWMAN WALTON MICAH WISDOM BRIAN SOCIA KEVIN TEAKELL NORMAN TODD CARLO VASSALLE GUOYI WANG JACK WITT, JR. JOSE SOLARES MICHAEL TEEL HAROLD TOERCK DWAYNE VAUGHN, JR GAYLE WARD VIRGINIA WOMACK MARIA SOLIS ROBERT TEIS DEBBIE TOMLIN SHAWN L VAWTER DALPHA WARREN EMILY WOOD NEMISIA SOLIS KEENA TEMPLE NESTOR TORRES GARCIA JUAN VAZQUEZ JEROME WARREN RONALD WOOD JAMI SORRELS NGIN TENG LEONARDO TORRES OLIVARES ARLENE VEGA CASTRO NUGENE WARREN SCOTT WOOD MILISSA SOTO SHANNON TERRY CARLOS TORRES SANTOS ANTONIO VELASCO RYAN WARREN BOLDRICK WOODS* REBECA SOTO-LEONARD BENJAMIN THANG PATRICIA TOTTRESS JAMES VELDE DAMION WASHINGTON SAM WORIMONK KERRY SOUCY-EVANS CIN L THANG CONG TRAN NOEMI VELIZ DENZEL WASHINGTON BRANDON WORKMAN CLENT SOUTHERLAND, II CIN THANG HIEP TRAN JUAN VENCES REBECCA WASSERMAN KASEY WORTHINGTON KEVIN SOUVANNASING CIN Z THANG THI K TRAN ANGEL VENEGAS VICKI WATSON BENJAMIN WRIGHT DENNEY SOWDER DAI THANG THI N TRAN SALOME VERA BOONE WATSON CECIL WRIGHT JOHN SPAIN, III GIN THANG TUONG TRAN JAMES VERHAMME CLAUDE WATSON, JR BARRY WYERS RONNIE SPARKS GO THANG MARK TRIBBLE GEORGE VERRETT KENDRA WATTS JIM WYRICK JAMESON SPIRES HAU SIAN THANG JUANITO TRONZON, JR STEPHANIE VICKERS- PERSEPHONE WATTS PATRIAL YARBROUGH LAWANA STANE HAU N THANG RICHARD TRULL CAMERON VIKTORIA WEBB MICHAEL YOHE EDNA STARR KAM S THANG SENG TU TERESA VICTORY JOSEPH WEIDMAN TRUDY YOUNG DEBBIE STARR KAM SUAN THANG MANG TUAL EFRAIN SANCHEZ VILLA ANTHONY WELCH ANGEL YOUNG ARREST STEPHEN KAM L THANG NGIN TUAN EFRAIN SOTELO VILLA JOE WELCH MARC YOUNG MARNINTA STEPHEN KAM K THANG CIN TUANG JOSE VILLALOBOS GONZALEZ RONALD WELCH DOMONIC ZACHARY ROCKSER STEPHEN KHAM THANG GIN TUANG WILSON VILLALOBOS MOLERO TRACEY WELDON ELIOTT ZACHERY MELVIN STEPHENS KHUP THANG KAM TUANG ISABEL VILLALPANDO- DERRICK WELLS MARY ZACHERY CHARLES STINECIPHER LAM THANG KHAM TUANG MARTINEZ GREGORY WENGER LANG ZAHLANGH SHANEKA STINSON LANG THANG LANGH TUANG RAULITO VILLANUEVA JOHN WEST CING ZAM BRENT STOCKTON LANGH THANG SIAN TUANG SELINA VIRAMONTES KENNETH WEST EN ZAM KEVIN STODDARD LIAN K THANG SUANLAM TUANG JAMEEL'AH VIRGIN SHARON WEST NU ZAM ALLEN STONE LIAN C THANG THANG Z TUANG CUONG VO WILLIAM WHEELER PETER ZAM SU STORRS MANG THANG THANG LAM TUANG TIM VO AMBER WHITE PONGSAN ZAME STACEY STRATTON NGIN THANG THANG L TUANG TONG VO KEVIN WHITE NICHOLAS ZAMORA MICHAEL STRAUB NGUN THANG TUN TUANG CHRISTOPHER VOIGHT ALLYN WHITE ISAAC ZAPATA REY JASON STUBBS PAU SUM THANG VUNGH TUANG CHUAN VU EMILY WHITE DAUNG ZAUNG HAU SUAN PAU KAP THANG ZAM TUANG THU VU NGUYEN KYLE WHITE AURORA ZAVALETA KIM SUAN PAU SIAN THANG NGIN TUN CIIN VUM TIMOTHY WHITE SAW ZAW NANG SUAN PAU KHAN THANG THANG TUN CIIN D VUNG CASEY WHITELEY PATRICK ZEISSIG NGIN SUAN PAU N THANG ZAM TUN CING K VUNG STEVEN WHORTON BRIAN ZELLER PAU SUAN PAU SUAN THANG GO TUNG CING L VUNG GORDON WICHMAN VIRGINIA ZERMENO THANG SUAN SUAN THANG MUNG TUNG DON VUNG JACKIE WILES JUAN ZERMENO VUNG SUAN THAWNG THANG SUANG TUNG KAP VUNG JERRY WILES BRANDON ZOREK ZEN SUAN TUAN THANG VUNG TUNG MANG VUNG MICHAEL WILES PAUL SUAN MUNG VIAL SA LUAI THANG MICHAEL L TUNNELL MARY VUNG CORNELL WILES, JR KHAM SUANTAK ZAM P THANG PAUL L TURBE NIAN VUNG JUSTIN WILLIAMS CAROLINA SUAREZ GONZALEZ ZAM L THANG LARRY J TURNER NIANG S VUNG VANDOIL WILLIAMS HAU SUM ZAM C THANG AHMAD K TURNER NIANG L VUNG KATHERYN WILLIAMS MANG SUM ZEN KHAW THANG BRYAN TURNER NING VUNG CHERAY WILLIAMS NGIN SUM ZEN KHUA THANG CHARLES TURNER MARK WAKEFIELD NINA WILLIAMS PAU SUM LIAN THANG LAM KELO TURNER STEPHEN WAKEFIELD ALLEN WILLIAMS VICTOR SUM PETER THANGPI KYLO TURNER WHITNEY WAKEFIELD CHANTE WILLIAMS WA SUM KYLE THAO RANDAL TYER CODY WALDEN CLYDE WILLIAMS SUZANNE SUPERNAW SUAN THAWN JESSICA TYLER KAILEY WALDRAN KOREY WILLIAMS TIMOTHY SURGEON, II THANG LAM THAWN JACOB TZANG DIANA WALKER NICOLE WILLIAMS SEAN SUROWIAK THANG K THAWN JESUS TZUL JOSHUA WALKER RODNEY WILLIAMS JACK SWEET TUAL THAWN CING UAP RODERICK WALKER ROSALIND WILLIAMS ERIC SYPERT LANG THAWNG PAU UAP RONALD WALKER, JR ROGER WILLIAMS, JR JAMES TABER PAU THAWNG PERNELL UNDERWOOD DAVID WALKUP JAMES WILLIAMSON ALBERT TACHUO JOSHUA THIBODEAUX SUDEEP UNNIKRISHNAN ENEIDA WALKUP DRAKE WILLIANDER ZACHARY TACKETT FRED THOMAS MARIA URQUIZA BARRY WALL NORCY WILLIANDER WILLIAM TANKERSLEY DAKOTA THOMPSON YADIRA URQUIZA AMILCAR WALLACE DIEGO WILLY KEITH TANNER JACOB THOMPSON LATONYA UWAK BRANDON WALLACE CHRISTOPHER WILSON WHITNEY TAPP MARLO THOMPSON GIOVANA VALENCIA KENDALL WALLACE CYNTHIA WILSON SAMUEL TARIAH REBECCA THOMPSON SUSANA VALENCIA RYAN WALLACE ISAAC WILSON

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